SECURITIES AND EXCHANGE COMMISSION
                          Washington, D. C.  20549




                                  FORM U5S





                                ANNUAL REPORT
                    For the Year Ended December 31, 1996







      Filed pursuant to the Public Utility Holding Company Act of 1935 by


                         GPU, INC. (File No. 30-126)
            100 Interpace Parkway, Parsippany, New Jersey  07054

                                  GPU, INC.
                                  FORM U5S
             ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 1996

                              TABLE OF CONTENTS

 Item
  No.                             Title                                Page

   1.     System Companies and Investments Therein                      1-5

   2.     Acquisitions or Sales of Utility Assets                         6

   3.     Issue, Sale, Pledge, Guarantee or Assumption
          of System Securities                                          7-9

   4.     Acquisition, Redemption or Retirement of
          System Securities                                           10-14

   5.     Investments in Securities of Nonsystem Companies               15

   6.     Officers and Directors                                      16-30

   7.     Contributions and Public Relations                          31-32

   8.     Service, Sales and Construction Contracts                   33-36

   9.     Wholesale Generators and Foreign Utility Companies          37-55

  10.     Financial Statements and Exhibits:

             Consolidating Financial Statements,
             Schedules and Notes                                      56-68

             Exhibits                                                69-102

          Signature Page                                                103


    ITEM 1.  SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 1996
                                                      Number of Common Shares
                                                        or Principal Amount          % of          Issuer           Owner's
             Name of Company                                   Owned             Voting Power    Book Value       Book Value

    GPU, Inc. (GPU) (formerly General Public Utilities Corporation):
      Jersey Central Power & Light Company (JCP&L)(a)      15,371,270 shs.           100%      $1,489,483,141   $1,489,483,141
        JCP&L Preferred Capital, Inc.                             100 shs.           100           17,079,056       17,079,056
          JCP&L Capital L.P.                                       (h)               100            3,866,079        3,866,079
      Metropolitan Edison Company (Met-Ed)(a)(b)              859,500 shs.           100          700,517,157      700,517,157
        York Haven Power Company                                  500 shs.           100           13,099,120       13,099,120
        Met-Ed Preferred Capital, Inc.                            100 shs.           100           13,455,638       13,455,638
          Met-Ed Capital L.P.                                      (h)               100            3,092,899        3,092,899
      Pennsylvania Electric Company (Penelec)(a)(b)         5,290,596 shs.           100          755,000,781      755,000,781
        Nineveh Water Company                                       5 shs.           100            1,510,939        1,464,904
        Waverly Electric Light & Power Company                    600 shs.           100               60,000           15,000
        Penelec Preferred Capital, Inc.                           100 shs.           100           14,109,152       14,109,152
          Penelec Capital L.P.                                     (h)               100            3,247,524        3,247,524
      GPU Service, Inc. (GPUS) (c)                              5,000 shs.           100           (1,805,749)      (1,805,749)
      GPU Nuclear, Inc. (GPUN) (d)                              2,500 shs.           100               50,000           50,000
      GPU Generation, Inc. (Genco) (r)                          2,500 shs.           100              (77,100)         (77,100)
      GPU International, Inc. (GPUI) (e)(s)                       100 shs.           100          130,618,853      130,618,853
        Elmwood Energy Corporation (e)                             10 shs.           100            7,686,991        7,686,991
          Prime Energy Limited Partnership (e)                     (i)                50           11,636,249        5,747,567
        Camchino Energy Corporation (e)                           100 shs.           100            2,523,050        2,523,050
          OLS Power Limited Partnership (e)                        (i)                 1           (6,486,680)            -
            OLS Acquisition Corporation (e)                       100 shs.           100           (6,439,575)      (6,439,575)
              OLS Energy - Berkeley (e) (y)                     1,000 shs.           100           (2,592,741)      (2,592,741)
              OLS Energy - Chino (e)                            1,000 shs.           100             (324,712)        (324,712)
              OLS Energy - Camarillo (e)                        1,000 shs.           100           (3,486,398)      (3,486,398)
        Geddes Cogeneration Corporation (e)                       100 shs.           100           18,166,371       18,166,371
          Onondaga Cogeneration Limited Partnership (e)            (i)                50           31,949,955       18,182,764
        EI Selkirk, Inc. (e)                                    1,000 shs.           100           22,461,658       22,461,658
          Selkirk Cogeneration Partners Limited
           Partnership (e) (f)                                     (n)                20          (18,810,624)      14,342,545
        EI Canada Holding Limited (f)                           1,000 shs.           100             (339,804)        (339,804)
          EI Brooklyn Power Limited (f)                         1,000 shs.           100             (428,427)        (436,404)
            EI Brooklyn Investments Limited (f)                 1,000 shs.           100             (411,152)        (418,161)
          EI Services Canada Limited (f)                        1,000 shs.           100               87,499           96,648
            Brooklyn Energy Limited Partnership (f)                (o)                75           (4,584,912)        (419,518)






    ITEM 1.    SYSTEM COMPANIES AND INVESTMENT THEREIN AS OF DECEMBER 31, 1996 (Continued):
                                                      Number of Common Shares
                                                        or Principal Amount          % of          Issuer           Owner's
             Name of Company                                   Owned             Voting Power    Book Value       Book Value
        NCP Energy, Inc. (e)                                 1,000 shs.               100         6,431,935        6,431,935
          Syracuse Orange Partners L.P. (e)                     (p)                     5        20,556,141           28,711
            Project Orange Associates L.P. (e)                  (q)                    89        21,931,660       20,601,622
        NCP Lake Power, Inc. (e)                             1,000 shs.               100           246,427          246,427
        NCP Gem, Inc. (e)                                    1,000 shs.               100         5,147,330        5,147,330
          Lake Investment, L.P. (e)                             (k)                   100         3,288,765        3,288,765
            Lake Cogen, Ltd. (e)                                (l)                    50       (12,416,466)       3,354,069
        NCP Pasco, Inc. (e)                                  1,000 shs.               100        16,677,805       16,677,805
        NCP Dade Power, Inc. (e)                             1,000 shs.               100           580,576          580,576
          Dade Investment, L.P. (e)                             (k)                   100        15,138,547       15,138,547
            Pasco Cogen, Ltd. (e)                               (i)                    50         7,817,002       15,467,603
        NCP Ada Power, Inc. (e) (Inactive)                   1,000 shs.               100           266,172          266,172
        NCP Commerce Power, Inc. (e)                         1,000 shs.               100              -                -
          FPB Cogeneration Partners L.P. (e)                    (m)                    30        (4,798,012)            -
        Umatilla Groves, Inc. (e) (Inactive)                 1,000 shs.               100              -                -
        NCP Brooklyn Power, Inc. (f)                         1,000 shs.               100              -                -
        NCP Houston Power, Inc. (e)                            100 shs.               100           830,927          830,927
        NCP Perry, Inc. (e)                                    100 shs.               100           (52,658)         (52,658)
          Mid-Georgia Cogeneration, L.P. (e)                    (k)                   100           (81,732)         (81,732)
        NCP New York, Inc. (e) (Inactive)                    1,000 shs.               100              -                -
        Armstrong Energy Corporation (e) (Inactive)            100 shs.               100              -                -
          AEC/REF-Fuel, Limited Partnership (e)                 (j)                   100              -                -
        EI Services, Inc. (f)                                  100 shs.               100              -                -
        EI Fuels Corporation (f)                               100 shs.               100              -                -
        GPUI Lake Holdings, Inc. (f)                           100 shs.               100              -                -
      GPU Power, Inc. (GPU Power) (f)(t)                     1,000 shs.               100        33,582,374       33,582,374
        Guaracachi America, Inc. (f)                           100 shs.               100        34,558,578       34,558,578
          Empresa Guaracachi S.A. (f)                      822,779 shs.                50        86,809,331       43,404,666
        EI Barranquilla, Inc. (f)                              100 shs.               100          (271,049)        (271,049)
          Termobarranquilla S.A. (f)                       420,592 shs.                29        (1,654,898)         (51,648)
        Barranquilla Lease Holding, Inc. (f)                   100 shs.               100            59,490           59,490
          Los Amigos Leasing Company, Ltd. (f)              12,000 shs.               100            51,053           12,000
        EI International (f)                                   100 shs.               100           (50,729)         (50,729)
          GPU International Latin America, Ltda. (f)(v)        100 shs.               100           (38,878)         (38,878)







    ITEM 1.    SYSTEM COMPANIES AND INVESTMENT THEREIN AS OF DECEMBER 31, 1996 (Continued):
                                                      Number of Common Shares
                                                        or Principal Amount          % of          Issuer           Owner's
             Name of Company                                   Owned             Voting Power    Book Value       Book Value
        GPU Power Philippines, Inc. (f) (w)                      100 shs.             100                100              100
          Magellan Utilities Development Corporation (f)      17,264 shs.              13               -                -
        Hanover Energy Corporation (f) (Inactive)                100 shs.             100               -                -
        EI Power (China), Inc. (f) (Inactive)                    100 shs.             100               -                -
          China Power Partners, L.P. (f) (Inactive)               (i)                  50               -                -
        EI Power (China) I, Inc. (f) (Inactive)                  100 shs.             100               -                -
          Ming Jiang Power Partners, L.P. (f) (Inactive)          (i)                  50               -                -
        EI Power (China) II, Inc. (f) (Inactive)                 100 shs.             100               -                -
          Nanjing Power Partners, L.P. (f) (Inactive)             (i)                  50               -                -
        EI Power (China) III, Inc. (f) (Inactive)                100 shs.             100               -                -
          Zhuang He Power Partners, L.P. (f) (Inactive)           (i)                  50               -                -
        Austin Cogeneration Corporation (f)                      100 shs.             100               -                -
          Austin Cogeneration Partners, L.P. (f)                  (k)                 100               -                -
        International Power Advisors, Inc. (f)                   100 shs.             100               -                -
      GPU Electric, Inc. (GPU Electric) (g) (u)                  100 shs.             100         67,707,215       67,707,215
        Victoria Electric Holdings, Inc. (g)                     100 shs.             100         50,619,763       50,619,763
          Victoria Electric, Inc. (g)                            100 shs.             100        123,449,450      123,449,630
            Solaris Power (g)                              5,000,000 shs.              50        231,155,816      124,929,953
        GPU International Australia Pty Ltd. (g)(x)       10,000,000 shs.             100            959,732          959,732
        EI UK Holdings, Inc. (g)                                 100 shs.             100         18,346,034       18,346,034
          Avon Energy Partners Holdings (g)                  660,000 shs.              50      1,140,023,289      570,011,644
            Avon Energy Partners plc (g)                     660,000 shs.             100      2,955,132,193    2,955,132,193
              Midlands Electricity plc (g)               392,572,556 shs.             100      2,953,166,912    2,953,166,912


















    ITEM 1.    SYSTEM COMPANIES AND INVESTMENT THEREIN AS OF DECEMBER 31, 1996 (Continued):

    Notes:     (a)     The business of these electric utility subsidiaries consists primarily of the generation, transmission, distribution and sale of electricity.

                       These utility subsidiaries collectively own all of the common stock of Saxton Nuclear Experimental
                       Corporation, a Pennsylvania nonprofit corporation organized for nuclear experimental purposes which is now inactive.  The carrying value of the owners' investment has been written down to a nominal value.

               (b)     Met-Ed and Penelec are exempt as holding companies under Section 3(a) and Rule 2 of the Public Utility
                       Holding Company Act of 1935 (the Act).

               (c)     Provides corporate services to the electric utility subsidiaries.  Formerly GPU Service Corporation.

               (d)     Operates, maintains and manages the nuclear units of the electric utility subsidiaries.  Formerly GPU
                       Nuclear Corporation.

               (e)     These subsidiaries are independent power producers, which participate in some or all aspects of promoting, developing, financing, constructing, owning, managing and operating nonutility qualifying facilities.

               (f)     These subsidiaries are exempt wholesale generators (EWG) under the provisions of Section 32 of the Act.
                       These subsidiaries participate in some or all aspects of promoting, developing, financing, constructing, owning, managing and operating generation facilities, both domestically and in foreign countries, the electric energy from which is sold exclusively at wholesale.

               (g)     These subsidiaries are foreign utility companies (FUCO) under the provisions of Section 33 of the Act.
                       These subsidiaries participate in some or all aspects of promoting, developing, financing, constructing, owning, managing and operating generation, transmission and distribution facilities in foreign countries.

               (h)     A 100% General Partnership interest.

               (i)     A 1% General Partnership and a 49% Limited Partnership interest.

               (j)     A 50% General Partnership interest.

               (k)     A 1% General Partnership and a 99% Limited Partnership interest.

               (l)     A 1% General Partnership and a 48.9% Limited Partnership interest.

               (m)     A 30% General Partnership interest.






    ITEM 1.    SYSTEM COMPANIES AND INVESTMENT THEREIN AS OF DECEMBER 31, 1996 (Continued):


               (n)     A 13.55% preferred equity interest and a 20% common equity interest.

               (o)     A 75% General Partnership interest.

               (p)     A 4.9% Limited Partnership interest.

               (q)     A 89% Limited Partnership interest.

               (r)     GPU Generation, Inc. (Genco), was formed in 1996 to operate, maintain and repair the nonnuclear generation facilities of the electric utility subsidiaries as well as construct any new nonnuclear generation facilities.

               (s)     Name changed from Energy Initiatives, Inc. to GPU International, Inc. effective August 12, 1996.

               (t)     Name changed from EI Power, Inc. to GPU Power, Inc. effective August 12, 1996.

               (u)     Name changed from EI Energy, Inc. to GPU Electric, Inc. effective August 12, 1996.

               (v)     Name changed from EI Services Colombia Ltda. to GPU International Latin America, Ltda. effective
                       September 4, 1996.

               (w)     Name changed from Colombian Installations, Inc. to GPU Power Philippines, Inc. effective August 26, 1996.

               (x)     Name changed from EI Australia Services Pty Ltd. to GPU International Australia Pty Ltd. effective
                       October 14, 1996.

               (y)     Sold in January 1997.


               Note:   In 1997, GPU formed a new unregulated subsidiary, GPU Advanced Resources, Inc. (Advanced Resources).
                       Advanced Resources' lines of business are energy service and retail energy sales. Another affiliated entity, GPU Telcom Services, Inc. has also been formed.  It is an exempt telecommunications company that will focus on telecommunications infrastructure.











    ITEM 2.    ACQUISITIONS OR SALES OF UTILITY ASSETS


               On April 19, 1996, JCP&L purchased the electrical distribution system that serves the base at Fort Dix, located in Ocean County, New Jersey.  At the date of the purchase, the net book value of this system was $4,836,408.  In lieu of cash payment from JCP&L to Fort Dix, payment for the system will be made through credits to Fort Dix's electric bill over 10 years.  Journal entries to record the transaction were approved by the Federal Energy
               Regulatory Commission on August 9, 1996.







































    ITEM 3.  ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES:

                                                       Principal Amount
                             Name of Company           or Stated Value
       Name of Issuer       Issuing, Selling,                       Pledged,
            and           Pledging, Guaranteeing     Issued       Guaranteed      Date of                         Commission
       Title of Issue     or Assuming Securities    and Sold      or Assumed    Transaction       Proceeds       Authorization
            (1)                    (2)                 (3)            (4)           (5)             (6)               (7)

    Jersey Central Power & Light Company:
    First Mortgage Bonds
    designated Secured
    Medium-Term Notes:

      6.45% Series D, due 2001    JCP&L         $ 40,000,000                     11-26-96      $ 39,800,000(a)    Rule 52
      6.85% Series D, due 2006    JCP&L         $ 40,000,000                     11-26-96      $ 39,750,000(b)    Rule 52

    Total First Mortgage Bonds
    designated Secured
    Medium-Term Notes                           $ 80,000,000                                   $ 79,550,000

    Performance Guarantees        JCP&L                         $ 6,006,700(c)    various           n/a           Rule 45



    Notes:  (a)   All $40,000,000 p.a., 6.45% Series D, due November 26, 2001, were issued and sold on November 26, 1996, at face value, pursuant to a Forty-sixth Supplemental Indenture dated April 1, 1993, resulting in proceeds of
                  $39,800,000, net of underwriters' commissions of $200,000.

            (b)   All $40,000,000 p.a., 6.85% Series D, due November 27, 2006, were issued and sold on November 26, 1996, at face value, pursuant to a Forty-sixth Supplemental Indenture dated April 1, 1993, resulting in proceeds of
                  $39,750,000, net of underwriters' commissions of $250,000.

            (c)   Represents unused letters of credit for workers compensation insurance ($5,817,000), and miscellaneous surety bonds ($189,700).










    ITEM 3.  ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES (Continued):

                                                       Principal Amount
                             Name of Company           or Stated Value
       Name of Issuer       Issuing, Selling,                       Pledged,
            and           Pledging, Guaranteeing     Issued       Guaranteed      Date of                         Commission
       Title of Issue     or Assuming Securities    and Sold      or Assumed    Transaction       Proceeds       Authorization
            (1)                    (2)                 (3)            (4)           (5)             (6)               (7)

    Metropolitan Edison Company:

    Performance Guarantees        Met-Ed                        $13,379,202(a)    various           n/a           Rule 45


    Notes:  (a)   Represents unused letters of credit for workers compensation insurance ($3,125,000), a surety bond related to an ongoing legal dispute ($6,000,000), a surety bond pursuant to residual waste regulations at the Portland
                  Generating Station ($1,393,948), a surety bond relating to motor vehicles ($1,000,000), and miscellaneous surety bonds for various purposes ($1,860,254).



























    ITEM 3.  ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES (Continued):

                                                       Principal Amount
                             Name of Company           or Stated Value
       Name of Issuer       Issuing, Selling,                       Pledged,
            and           Pledging, Guaranteeing     Issued       Guaranteed      Date of                         Commission
       Title of Issue     or Assuming Securities    and Sold      or Assumed    Transaction       Proceeds       Authorization
            (1)                    (2)                 (3)            (4)           (5)             (6)               (7)

    Pennsylvania Electric Company:
    First Mortgage Bonds:

      6.80% Series,   due 2001      Penelec        $ 20,000,000                  10-28-96      $ 19,900,000(a)    Rule 52
      7.02% Series,   due 2003      Penelec          20,000,000                  10-28-96        19,880,000(b)    Rule 52

    Total First Mortgage Bonds                     $ 40,000,000                                $ 39,780,000


    Performance Guarantees          Penelec                       $10,385,000(c)  various           n/a           Rule 45


    Notes:   (a)  All $20,000,000 p.a., 6.80% Series, due October 29, 2001, were issued and sold on October 28, 1996, at face value, pursuant to a Supplemental Indenture dated June 1, 1993, resulting in proceeds of $19,900,000, net of underwriters' commissions of $100,000.
             (b)  All $20,000,000 p.a., 7.02% Series, due October 28, 2003, were issued and sold on October 28, 1996, at face value, pursuant to a Supplemental Indenture dated June 1, 1993, resulting in proceeds of $19,880,000, net of underwriters' commissions of $120,000.
             (c)  Represents unused letters of credit for workers compensation insurance ($6,697,000), a surety bond relating to motor vehicles ($1,000,000), and miscellaneous letters of credit and surety bonds for various purposes
                  ($2,688,000).















    ITEM 4.  ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES

                             Name of Company Acquiring                                                   Authorization
    Name of Issuer            or Retiring Securities             Consideration        Disposition        or Exemption
      JCP&L:
        First Mortgage Bonds           JCP&L                     $ 25,880,282         Retired             Rule 42
        Cumulative Preferred Stock     JCP&L                       20,000,000         Redeemed            Rule 42
            Total                                                $ 45,880,282

      Met-Ed:
        First Mortgage Bonds           Met-Ed                    $ 15,000,000         Retired             Rule 42
        Cumulative Preferred Stock     Met-Ed                       7,506,869         Retired             Rule 42
            Total                                                $ 22,506,869

      Penelec:
        First Mortgage Bonds           Penelec                   $ 75,568,576         Retired             Rule 42
        Cumulative Preferred Stock     Penelec                     14,070,605         Retired             Rule 42
            Total                                                $ 89,639,181







    NOTE:  See pages 11 to 14 for a detailed description of the above transactions.



















    ITEM 4.  ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES (Continued):

                                                            Principal
       Name of Issuer        Name of Company          Amount or Stated Value
            and           Acquiring, Redeeming or                  Redeemed       Date of                        Commission
       Title of Issue       Retiring Securities      Acquired     and Retired   Transaction    Consideration    Authorization
            (1)                     (2)                 (3)           (4)           (5)             (6)              (7)
    Jersey Central Power &
       Light Company

    First Mortgage Bonds:
     6 1/8%  Series, due 1996     JCP&L                         $ 25,701,000      3-12-96     $ 25,880,282 (a)     Rule 42


    Cumulative Preferred Stock:
      8.48%  Series I             JCP&L                         $ 20,000,000      5-01-96     $ 20,000,000 (b)     Rule 42


    Notes:    (a)  All $25,701,000 p.a., 6 1/8% Series, due August 1, 1996, were retired on March 12, 1996 pursuant to the
                   Thirteenth Supplemental Indenture dated August 1, 1966, at a cost of $25,701,000, plus $179,282 accrued interest.

              (b)  8.48% Series I, $20,000,000 (stated value $100 per share) (200,000 shares), were redeemed on May 1, 1996 pursuant to mandatory and optional sinking fund provisions at a cost of $20,000,000.





















    ITEM 4.  ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES (Continued):

                                                            Principal
       Name of Issuer        Name of Company          Amount or Stated Value
            and           Acquiring, Redeeming or                  Redeemed       Date of                        Commission
       Title of Issue       Retiring Securities      Acquired     and Retired   Transaction    Consideration    Authorization
            (1)                     (2)                 (3)           (4)           (5)             (6)              (7)
    Metropolitan Edison
          Company

    First Mortgage Bonds:
     5 3/4%  Series, due 1996     Met-Ed                        $ 15,000,000     06-01-96     $ 15,000,000 (a)     Rule 42

    Cumulative Preferred Stock:
      3.90%  Series               Met-Ed                        $  5,334,500     12-19-96     $  3,328,728 (b)     Rule 42
      4.35%  Series               Met-Ed                        $  1,073,200     12-19-96     $    773,348 (c)     Rule 42
      3.85%  Series               Met-Ed                        $  1,992,300     12-19-96     $  1,270,490 (d)     Rule 42
      3.80%  Series               Met-Ed                        $  1,014,000     12-19-96     $    638,211 (e)     Rule 42
      4.45%  Series               Met-Ed                        $  2,029,700     12-19-96     $  1,496,092 (f)     Rule 42
            Total                                               $ 11,443,700                  $  7,506,869


    Notes:    (a)  All $15,000,000 p.a., 5 3/4% Series, due June 1, 1996, were retired on June 1, 1996 pursuant to the
                   Supplemental Indenture dated June 1, 1966, at a cost of $15,000,000.

              (b)  3.90% Series, $5,334,500 (stated value $100 per share) (53,345 shares), were retired on December 19, 1996 at a cost of $3,328,728.

              (c)  4.35% Series, $1,073,200 (stated value $100 per share) (10,732 shares), were retired on December 19, 1996 at a cost of $773,348.

              (d)  3.85% Series, $1,992,300 (stated value $100 per share) (19,923 shares), were retired on December 19, 1996 at a cost of $1,270,490.

              (e)  3.80% Series, $1,014,000 (stated value $100 per share) (10,140 shares), were retired on December 19, 1996 at a cost of $638,211.

              (f)  4.45% Series, $2,029,700 (stated value $100 per share) (20,297 shares), were retired on December 19, 1996 at a cost of $1,496,092.






    ITEM 4.  ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES (Continued):

                                                            Principal
       Name of Issuer        Name of Company          Amount or Stated Value
            and           Acquiring, Redeeming or                  Redeemed       Date of                        Commission
       Title of Issue       Retiring Securities      Acquired     and Retired   Transaction    Consideration    Authorization
            (1)                     (2)                 (3)           (4)           (5)             (6)              (7)
    Pennsylvania Electric
           Company

    First Mortgage Bonds:
       7.45%  Series, due 1996    Penelec                       $ 30,000,000     10-28-96     $ 30,000,000 (a)     Rule 42
      6 1/4%  Series, due 1996    Penelec                         25,000,000      3-12-96       25,568,576 (b)     Rule 42
       6.80%  Series, due 1996    Penelec                         20,000,000     12-20-96       20,000,000 (c)     Rule 42
        Total First Mortgage Bonds                              $ 75,000,000                  $ 75,568,576

    Cumulative Preferred Stock:
      4.40%  Series B             Penelec                       $  2,713,200     12-19-96     $  1,992,574 (d)     Rule 42
      3.70%  Series C             Penelec                       $  4,748,600     12-19-96     $  2,832,065 (e)     Rule 42
      4.05%  Series D             Penelec                       $  3,547,700     12-19-96     $  2,398,600 (f)     Rule 42
      4.70%  Series E             Penelec                       $  1,463,600     12-19-96     $  1,148,194 (g)     Rule 42
      4.50%  Series F             Penelec                       $  2,588,800     12-19-96     $  1,944,448 (h)     Rule 42
      4.60%  Series G             Penelec                       $  4,889,600     12-19-96     $  3,754,724 (i)     Rule 42
            Total                                               $ 19,951,500                  $ 14,070,605



    Notes:    (a)  All $30,000,000 p.a., 7.45% Series, due October 28, 1996, were retired on October 28, 1996 pursuant to the
                   Supplemental Indenture dated December 1, 1990, at a cost of $30,000,000.

              (b)  All $25,000,000 p.a., 6 1/4% Series, due November 1, 1996, were retired on March 12, 1996 pursuant to the
                   Supplemental Indenture dated November 1, 1966, at a cost of $25,000,000, plus $568,576 accrued interest.

              (c)  All $20,000,000 p.a., 6.80% Series, due December 20, 1996, were retired on December 20, 1996 pursuant to the
                   Supplemental Indenture dated December 1, 1990, at a cost of $20,000,000.

              (d)  4.40% Series B, $2,713,200 (stated value $100 per share) (27,132 shares), were retired on December 19, 1996 at a cost of $1,992,574.

              (e)  3.70% Series C, $4,748,600 (stated value $100 per share) (47,486 shares), were retired on December 19, 1996 at a cost of $2,832,065.




    ITEM 4.  ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES (Continued):

              Pennsylvania Electric Company (Continued):

              (f)  4.05% Series D, $3,547,700 (stated value $100 per share) (35,477 shares), were retired on December 19, 1996 at a cost of $2,398,600.

              (g)  4.70% Series E, $1,463,600 (stated value $100 per share) (14,636 shares), were retired on December 19, 1996 at a cost of $1,148,194.

              (h)  4.50% Series F, $2,588,800 (stated value $100 per share) (25,888 shares), were retired on December 19, 1996 at a cost of $1,944,448.

              (i)  4.60% Series G, $4,889,600 (stated value $100 per share) (48,896 shares), were retired on December 19, 1996 at a cost of $3,754,724.
































          ITEM 5.  INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES AS OF DECEMBER 31, 1996


                                                             Equity Securities           Nature of            Owner's
          Name of Issuer      Security Owned       Shares Owned      % of Voting Power   Business           Book Value
          Polsky Energy          Common                                                  Nonutility
          Corporation            Stock                  2,800 (1)          9.90%         Generation          $5,060,387

                                                                                         Develop, manufacture
                                                                                         and market
          Ballard Generation     Common                                                  stationary fuel
          Systems Inc.           Stock                590,300 (2)          5.71%         cell power systems   6,063,600

                                                                                         Develop, manufacture
          Ballard Power          Common share                                            and market fuel cells
          Systems Inc.           purchase warrant         -                  -           and related systems     97,000

                                 Limited Partnership                                     Investment
          Envirotech             Interest                 -                9.90%         company                854,830

          Waterford
          Development            Common
          Corporation            Stock                     50              6.25%             (3)                  5,000

          Greater Reading        Limited
          Development            Partnership
          Partnership            Interest                 -                5.63%             (4)                100,000





          (1)     Includes 1,894 nonvoting shares.

          (2)     Includes 290,300 nonvoting shares.

          (3)     Participation loans to development corporations to assist in the expansion and development of industrial and commercial activities by providing financial assistance to small, emerging businesses.

          (4)     A nonprofit business that provides loans to development corporations to assist in the development of commercial real estate and multi-unit homes in the downtown Reading, Pennsylvania area.




 ITEM 6.  OFFICERS AND DIRECTORS
 PART I.  AS OF DECEMBER 31, 1996

                                                                   NAMES OF GPU COMPANIES WITH WHICH CONNECTED

                                                                  GPU      GPU      GPU                                    GPU
                                                         GPU     INT'L    POWER   ELECTRIC   (F)      GPUS        GPUN    GENCO
 J. R. Leva (A) (T)                                     CH-D      CH-D     CH-D    CH-D              CH-D         CB-D    CH-D

 F. D. Hafer (A) (R)                                     P-D                                          P-D           D       D

 T. H. Black
   Ingersoll-Rand Co., Woodcliff Lake, NJ                 D

 T. B. Hagen (L)
   Hagen & Company, Erie, PA                              D

 H. F. Henderson, Jr.
   H. F. Henderson Ind., W. Caldwell, NJ                  D

 J. M. Pietruski
   Texas Biotechnology Corp., Houston, TX                 D

 C. A. Rein
   Metropolitan Life Insurance Co., New York, NY          D

 P. R. Roedel
   Carpenter Technology Corp., Reading, PA                D

 B. S. Townsend
   Midlands Electricity plc, England                      D

 C. A. H. Trost
   10405 Windsor View Dr., Potomac, MD                    D                                                         D

 Dr. P. K. Woolf
   506 Quaker Rd., Princeton, NJ                          D

 S. K. Cepeda (A)                                         AS                                          AS                   AS

 F. A. Donofrio (A)                                      VP-C                                        SVP-D

 J. G. Graham (A) (H)                                    SVP        D        D       D               EVP-D         VP      D

 T. G. Howson (A) (U)                                    VP-T                                        VP-T         VP-T    VP-T

 I. H. Jolles (A) (I)                                    SVP        D        D       D               EVP-D         VP     D-VP

 M. A. Nalewako (A)                                       S                                           S            AS      S

                                                                                     -16-


 ITEM 6.  OFFICERS AND DIRECTORS
 PART I.  AS OF DECEMBER 31, 1996

                                                                   NAMES OF GPU COMPANIES WITH WHICH CONNECTED
                                                                                              YORK
                                                                                              HAVEN   NINEVEH    WAVERLY
                                                                                              POWER    WATER     ELEC.
                                                   JCP&L   (J)   MET-ED   PENELEC    (K)       CO.      CO.       CO.      SAXTON
 J. R. Leva (A) (T)                                CB-D           CB-D     CB-D

 F. D. Hafer (A) (R)                                 D              D        D                                     D         D

 T. H. Black
   Ingersoll-Rand Co., Woodcliff Lake, NJ

 T. B. Hagen (L)
   Hagen & Company, Erie, PA

 H. F. Henderson, Jr.
   H. F. Henderson Ind., W. Caldwell, NJ

 J. M. Pietruski
   Texas Biotechnology Corp., Houston, TX

 C. A. Rein
   Metropolitan Life Insurance Co., New York, NY

 P. R. Roedel
   Carpenter Technology Corp., Reading, PA

 B. S. Townsend
   Midlands Electricity plc, England

 C. A. H. Trost
   10405 Windsor View Dr., Potomac, MD

 Dr. P. K. Woolf
   506 Quaker Rd., Princeton, NJ

 S. K. Cepeda (A)

 F. A. Donofrio (A)

 J. G. Graham (A) (H)                              VP-D           VP-D     VP-D

 T. G. Howson (A) (U)                              VP-T    VP-T   VP-T     VP-T     VP-T                 T          T        T

 I. H. Jolles (A) (I)                                VP            VP       VP

 M. A. Nalewako (A)                                  AS     AS     AS       AS       AS




                                                                                     -17-


 ITEM 6.  OFFICERS AND DIRECTORS (Continued):
 PART I.  AS OF DECEMBER 31, 1996

                                                                   NAMES OF GPU COMPANIES WITH WHICH CONNECTED

                                                                  GPU      GPU      GPU                                    GPU
                                                         GPU     INT'L    POWER   ELECTRIC   (F)      GPUS        GPUN    GENCO
 S. H. Somich (A)                                         AT                                          AT           AT      AT

 R. C. Arnold (A) (M)                                                                                EVP-D                  D

 R. C. Black (A)                                                                                      VP

 P. R. Chatman (A)                                                                                    AC           AC

 F. Dominguez (A)                                                                                     VP

 D. Furlong (A)                                                                                       AC

 C. A. Mansfield
   GPUSC, Washington, DC                                                                              VP

 C. A. Mascari (A) (N)                                                                                VP

 P. C. Mezey (A)                                                  D        D        D                 SVP

 C. Mignon (B) (O)                                                                                    VP

 R. J. Postweiler (A)                                                                                 VP

 S. C. Thomas (B)                                                                                     VP

 S. A. Weiner (C) (P)                                             VP       VP      VP

 D. C. Brauer (C) (S)                                            VP-T     VP-T     VP-T      VP-T

 R. J. Guy (C)                                                    VP       VP       VP        VP

 B. L. Levy (C) (G)                                               P-D      P-D      P-D       P-D                          D

 J. A. McTear (C)                                                 VP       VP       VP        VP


                                                                                     -18-


 ITEM 6.  OFFICERS AND DIRECTORS (Continued):
 PART I.  AS OF DECEMBER 31, 1996

                                                             NAMES OF GPU COMPANIES WITH WHICH CONNECTED
                                                                                        YORK
                                                                                        HAVEN   NINEVEH    WAVERLY
                                                                                        POWER    WATER     ELEC.
                                             JCP&L   (J)   MET-ED   PENELEC    (K)       CO.      CO.       CO.      SAXTON

 S. H. Somich (A)                              AT    VP      AT       AT

 R. C. Arnold (A) (M)                          D             D        D

 R. C. Black (A)

 P. R. Chatman (A)                             AC            AC       AC

 F. Dominguez (A)

 D. Furlong (A)

 C. A. Mansfield
   GPUSC, Washington, DC

 C. A. Mascari (A) (N)

 P. C. Mezey (A)

 C. Mignon (B) (O)

 R. J. Postweiler (A)

 S. C. Thomas (B)

 S. A. Weiner (C) (P)

 D. C. Brauer (C) (S)

 R. J. Guy (C)

 B. L. Levy (C) (G)

 J. A. McTear (C)


                                                                          -19-


 ITEM 6.  OFFICERS AND DIRECTORS (Continued):
 PART I.  AS OF DECEMBER 31, 1996

                                                                   NAMES OF GPU COMPANIES WITH WHICH CONNECTED

                                                                  GPU      GPU      GPU                                    GPU
                                                         GPU     INT'L    POWER   ELECTRIC   (F)      GPUS        GPUN    GENCO
 R. J. Neary (C)                                                  EVP      EVP       EVP      EVP

 W. S. Greengrove (C)                                              S        S         S        S

 W. A. Wilson
   ICC Technologies, Philadelphia, PA                                                                               D

 M. B. Roche
   O.C. NS, Forked River, NJ                                                                                       VP

 T. G. Broughton (C)                                                                                   D           P-D      D

 J. D. Townsend
   Sedona, AZ                                                                                                       D

 M. E. Gramlich (A)                                                                                                AS

 S. L. Guibord (A)                                                                                                  S

 R. W. Keaton (C)                                                                                                 VP-D

 J. Knubel (C) (Q)
   TMI-1, Middletown, PA                                                                                           VP

 A. H. Rone (C)                                                                                                    VP

 P. E. Maricondo (C)                                                                                              VP-C

 R. S. Renzi (C)                                                                                                   AS

 J. F. Wilson (C)                                                                                                  VP

 G. A. Kuehn (C)

 E. F. Beglin (D)


                                                                                     -20-


 ITEM 6.  OFFICERS AND DIRECTORS (Continued):
 PART I.  AS OF DECEMBER 31, 1996

                                                              NAMES OF GPU COMPANIES WITH WHICH CONNECTED
                                                                                         YORK
                                                                                         HAVEN   NINEVEH    WAVERLY
                                                                                         POWER    WATER     ELEC.
                                              JCP&L   (J)   MET-ED   PENELEC    (K)       CO.      CO.       CO.      SAXTON
 R. J. Neary (C)

 W. S. Greengrove (C)

 W. A. Wilson
   ICC Technologies, Philadelphia, PA

 M. B. Roche
   O.C. NS, Forked River, NJ

 T. G. Broughton (C)                                                                                                    D

 J. D. Townsend
   Sedona, AZ

 M. E. Gramlich (A)

 S. L. Guibord (A)                              S              S        S                                               S

 R. W. Keaton (C)

 J. Knubel (C) (Q)
   TMI-1, Middletown, PA

 A. H. Rone (C)                                                                                                        EVP-D

 P. E. Maricondo (C)

 R. S. Renzi (C)

 J. F. Wilson (C)

 G. A. Kuehn (C)                                                                                                        VP

 E. F. Beglin (D)                                                                                                       C


                                                                           -21-


 ITEM 6.  OFFICERS AND DIRECTORS (Continued):
 PART I.  AS OF DECEMBER 31, 1996

                                                                   NAMES OF GPU COMPANIES WITH WHICH CONNECTED

                                                                  GPU      GPU     GPU                                     GPU
                                                         GPU     INT'L    POWER   ELECTRIC    (F)     GPUS        GPUN    GENCO

 D. Baldassari (D)                                                                                     D            D       D

 G. E. Persson
   Business Dynamics Assoc., Red Bank NJ

 S. C. Van Ness
   Pico, Mack, Kennedy, Jaffe,
   Perrella & Yoskin, Trenton, NJ

 S. B. Wiley
   Wiley, Malehorn & Sirota, Morristown, NJ

 R. S. Cohen (D)

 C. R. Fruehling (D)

 D. J. Howe (D)

 E. J. McCarthy (D)

 D. W. Myers (D)

 J. J. Westervelt (D)

 W. A. Boquist (D)

 D. L. O'Brien (D)

 R. J. Toole (E)                                                                                                           VP-D



                                                                                     -22-


 ITEM 6.  OFFICERS AND DIRECTORS (Continued):
 PART I.  AS OF DECEMBER 31, 1996

                                                               NAMES OF GPU COMPANIES WITH WHICH CONNECTED
                                                                                          YORK
                                                                                          HAVEN   NINEVEH    WAVERLY
                                                                                          POWER    WATER     ELEC.
                                               JCP&L   (J)   MET-ED   PENELEC    (K)       CO.      CO.       CO.      SAXTON
 D. Baldassari (D)                              P-D    P-D    P-D       P-D      P-D                                   CB-P-D

 G. E. Persson
   Business Dynamics Assoc., Red Bank NJ         D

 S. C. Van Ness
   Pico, Mack, Kennedy, Jaffe,
   Perrella & Yoskin, Trenton, NJ                D

 S. B. Wiley
   Wiley, Malehorn & Sirota, Morristown, NJ      D

 R. S. Cohen (D)                                 VP

 C. R. Fruehling (D)                             VP

 D. J. Howe (D)                                  VP            VP        VP

 E. J. McCarthy (D)                              VP

 D. W. Myers (D)                               VP-C-D        VP-C-D    VP-C-D

 J. J. Westervelt (D)                            VP

 W. A. Boquist (D)                                                                        S-D

 D. L. O'Brien (D)                                            VP                                     C           C

 R. J. Toole (E)                                VP            VP         VP               P-D       VP-D



                                                                                     -23-


 ITEM 6.  OFFICERS AND DIRECTORS (Continued):
 PART I.  AS OF DECEMBER 31, 1996

                                                                   NAMES OF GPU COMPANIES WITH WHICH CONNECTED

                                                                  GPU      GPU      GPU                                    GPU
                                                         GPU     INT'L    POWER   ELECTRIC   (F)      GPUS        GPUN    GENCO
 R. S. Zechman (D)

 J. B. DeAngelo (D)

 L. A. Lenhart (B)

 V. D. Schimoler, Jr. (D)

 D. Weaver (D)

 R. L. Wise (E)                                                    D        D       D                  D            D     P-D

 C. Brooks (E)                                                                                                             VP

 J. F. Furst (D)

 R. J. Vodzack (E) (V)                                                                                                     AC

 W. C. Matthews (D)

 G. R. Repko (D)

 C. B. Snyder (D)

 J. L. Greco (D)

                                                                                     -24-


 ITEM 6.  OFFICERS AND DIRECTORS (Continued):
 PART I.  AS OF DECEMBER 31, 1996

                                                             NAMES OF GPU COMPANIES WITH WHICH CONNECTED
                                                                                        YORK
                                                                                        HAVEN   NINEVEH    WAVERLY
                                                                                        POWER    WATER     ELEC.
                                             JCP&L   (J)   MET-ED   PENELEC    (K)       CO.      CO.       CO.      SAXTON
 R. S. Zechman (D)                             VP            VP       VP                                      D

 J. B. DeAngelo (D)                                                                      D

 L. A. Lenhart (B)                                                                       T

 V. D. Schimoler, Jr. (D)                                                                C

 D. Weaver (D)                                                                           VP

 R. L. Wise (E)                                                                                   P-D

 C. Brooks (E)

 J. F. Furst (D)                                                                                              D

 R. J. Vodzack (E) (V)

 W. C. Matthews (D)                            AS            AS       AS        S                  S          S

 G. R. Repko (D)                               VP            VP      VP-D                                   VP-D

 C. B. Snyder (D)                              VP            VP      VP

 J. L. Greco (D)                                                                                   D


                                                                                     -25-


      ITEM 6.  OFFICERS AND DIRECTORS (Continued):
      PART I.  AS OF DECEMBER 31, 1996


      (A)  Address is 100 Interpace Parkway, Parsippany, NJ.

      (B)  Address is Rt. 183 & Van Reed Road, Reading, PA.

      (C)  Address is One Upper Pond Road, Parsippany, NJ.

      (D)  Address is 2800 Pottsville Pike, Muhlenberg Township, PA.

      (E)  Address is 1001 Broad Street, Johnstown, PA.

      (F)  Includes the following GPU International Group companies:  Elmwood Energy Corporation, Camchino Energy
           Corporation, OLS Acquisition Corporation, OLS Energy - Berkeley, OLS Energy - Chino, OLS Energy - Camarillo,
           Armstrong Energy Corporation, Geddes Cogeneration Corporation, NCP Energy, Inc., NCP Lake Power, Inc., NCP Gem,
           Inc., Umatilla Groves, Inc., NCP Dade Power, Inc., NCP Pasco, Inc., NCP Brooklyn Power, Inc., NCP Commerce Power,
           Inc., NCP Houston Power, Inc., NCP Perry, Inc., NCP New York, Inc., EI Selkirk, Inc., EI Canada Holding, Ltd., EI
           Brooklyn Power, Ltd., EI Services Canada, Ltd., EI Brooklyn Investments, Ltd., EI International, EI Fuels
           Corporation, EI Services, Inc., Hanover Energy Corporation, EI Power (China), Inc., EI Power (China) I, Inc., EI
           Power (China) II, Inc., EI Power (China) III, Inc., Guaracachi America, Inc., EI Barranquilla, Inc., Barranquilla
           Lease Holding, Inc., Los Amigos Leasing Company, Ltd., Austin Cogeneration Corporation, International Power
           Advisors, Inc., GPU Power Philippines, Inc., Victoria Electric Holdings, Inc., and Victoria Electric, Inc.

      (G)  B. L. Levy is also Director of Empresa Guaracachi S.A., Solaris Power, Termobarranquilla S.A., GPU International
           Australia Services Pty Ltd, EI UK Holdings, Inc., Avon Energy Partners Holdings, Avon Energy Partners plc, and
           Midlands Electricity plc.

      (H)  J. G. Graham is also Alternate Director of Empresa Guaracachi S.A. and Director of Solaris Power, EI UK Holdings,
           Inc., Avon Energy Partners Holdings, Avon Energy Partners plc, and Midlands Electricity plc.

      (I)  I. H. Jolles is also Director of Empresa Guaracachi S.A. and Solaris Power.

      (J)  Includes the following companies:  JCP&L Preferred Capital, Inc., and JCP&L Capital, L.P.

      (K)  Includes the following companies:  Met-Ed Preferred Capital, Inc., Met-Ed Capital, L.P., Penelec Preferred
           Capital, Inc., and Penelec Capital, L.P.

      (L)  T. B. Hagen was elected Director of GPU effective March 5, 1997.

      (M)  Effective April 30, 1997, R. C. Arnold resigned from all positions at GPU.





      ITEM 6.  OFFICERS AND DIRECTORS (Continued):
      PART I.  AS OF DECEMBER 31, 1996

      (N)  C. A. Mascari resigned his position as Vice President - Power Services of GPUS effective March 31, 1997.  He was elected Vice President - Power Services of JCP&L, Met-Ed, and Penelec effective April 1, 1997.

      (O)  Effective April 30, 1997, C. Mignon resigned from all positions at GPU.

      (P)  At December 31, 1996, S. A. Weiner was also Vice President of EI Services, Inc. and GPU Power Philippines, Inc.
           Effective March 31, 1997, S. A. Weiner resigned from all positions at GPU.

      (Q)  Effective February 21, 1997, J. Knubel resigned from all positions at GPU.

      (R)  F. D. Hafer was elected Director of GPU Int'l. effective February 4, 1997.

      (S)  D. C. Brauer is also Vice President and Treasurer of EI UK Holdings, Inc.

      (T)  J. R. Leva is also Director of Avon Energy Partners Holdings, Avon Energy Partners plc, and Midlands Electricity
           plc.

      (U)  T. G. Howson is also Vice President of EI UK Holdings, Inc.

      (V)  R. J. Vodzack is also Chief Accounting Officer of GPU Genco.

      (W)  The following were elected as officers of Advanced Resources effective March 7, 1997:

                       D. Baldassari     -   P
                       T. G. Howson      -   VP - T
                       S. L. Guibord     -   S
















                                                                -27-

           PART I.  AS OF DECEMBER 31, 1996





                                     KEY

                           CH - Chairman
                           CB - Chairman of the Board
                            D - Director
                            P - President
                          EVP - Executive Vice President
                          SVP - Senior Vice President
                           VP - Vice President
                            C - Comptroller
                            T - Treasurer
                            S - Secretary
                           AS - Assistant Secretary
                           AT - Assistant Treasurer
                           AC - Assistant Comptroller

  Part II. AS OF DECEMBER 31, 1996


                        NAME AND LOCATION         POSITION HELD     APPLICABLE
  NAME OF OFFICER              OF                 IN FINANCIAL      EXEMPTION
    OR DIRECTOR       FINANCIAL INSTITUTION        INSTITUTION         RULE

  D. Baldassari       First Morris Bank            Director           70(f)
                      Morristown, NJ

  F. D. Hafer         Sovereign Bancorp, Inc.      Director           70(a)
                      and Sovereign Bank
                      Reading, PA

  C. A. Rein          Bank of New York             Director           70(b)
                      New York, NY

  S. B. Wiley         First Morris Bank            Director
                      Morristown, NJ               (Chairman)         70(c)

  R. L. Wise          U.S. Bancorp, Inc.           Director           70(f)
                      Johnstown, PA

   "     "            U.S. Bancorp                 Director           70(f)
                        Trust Company
                      Johnstown, PA

   "     "            U.S. National Bank           Director           70(f)
                        of Johnstown
                      Johnstown, PA

  Part III.


      Information concerning the compensation and other related information for the Officers and Directors of GPU, JCP&L, Met-Ed and Penelec is filed as Exhibit F-1 to this Form U5S.

 ITEM 7.  CONTRIBUTIONS AND PUBLIC RELATIONS

     Name of Company                                      Account
     Name of Beneficiary                    Purpose       Charged     Amount

 Jersey Central Power & Light Company:
  Salary and Expenses - Public
    Affairs Activities                        (2)           (3)        $805,526
  Edison Electric Institute - Dues            (1)        (3) & (4)       79,578
  Edison Electric Institute - Media
    Communication Fund                        (1)           (4)         105,895
  Int'l Utility Efficiency Partnership        (1)           (4)          11,144
  Alliance for Competitive Electricity        (1)           (3)          68,054
  Utility Water Act Group                     (1)           (4)           4,962
  MWW Strategic Communications                (2)           (3)         147,352
  Community Outreach Program                  (2)           (3)          75,098
  Monroe Township Municipalization            (2)           (3)         150,230
  Martin Bontempo, Inc.                       (2)           (3)          22,500
  Norwescap, Inc.                             (1)           (3)          40,000
  O.C.E.A.N., Inc.                            (1)           (3)          60,000
  4 Beneficiaries                             (1) & (2)  (3) & (4)        3,572

    Company total                                                    $1,573,911


 Metropolitan Edison Company:
  Salary & Expenses - Public
    Affairs Activities                        (2)           (3)        $543,943
  Edison Electric Institute - Dues            (1)        (3) & (4)       49,416
  Edison Electric Institute - Media
    Communication Fund                        (1)           (4)          65,485
  Int'l Utility Efficiency Partnership        (1)           (4)           5,329
  Alliance for Competitive Electricity        (1)           (3)          42,180
  Utility Water Act Group                     (1)           (4)           2,424
  Project Good Neighbor                       (1)           (3)         185,159
  12 Beneficiaries                            (1) & (2)  (3) & (4)       15,606

    Company total                                                      $909,542

 Pennsylvania Electric Company:
  Salary & Expenses - Public Affairs
    Activities                                (2)           (3)        $606,346
  Edison Electric Institute - Dues            (1)        (3) & (4)       54,561
  Edison Electric Institute - Media
    Communication Fund                        (1)           (4)          72,301
  Int'l Utility Efficiency Partnership        (1)           (4)           6,827
  Alliance for Competitive Electricity        (1)           (3)          46,571
  Utility Water Act Group                     (1)           (4)           2,735
  Project Good Neighbor                       (1)           (3)         137,370
  4 Beneficiaries                             (1) & (2)  (3) & (4)        7,221

    Company total                                                      $933,932


    Total for all Companies                                          $3,417,385

  Notes:  (1)  Contribution or membership fee.
          (2)  Public relations services.
          (3)  Income deduction.
          (4)  Operating expense.

  ITEM 8.  SERVICE, SALES AND CONSTRUCTION CONTRACTS

  Part I.
                                       Serving      Receiving
  Transaction                          Company       Company      Compensation
                                                                 (In Thousands)

  Charges incurred in                   JCP&L       Met-Ed          $  359
  connection with the                     "         Penelec            446
  Allenhurst Remittance Center

  Phillipsburg building costs
  allocated to Corporate Plant
  Accounting Department                 JCP&L       GPUS               250

  Costs associated with the Legal       JCP&L       GPUN                20
  Department for services rendered        "         GPUS                11

  Costs associated with providing       JCP&L       Met-Ed             342
  storm restoration work

  MGO building costs allocated to       JCP&L       Met-Ed              42
  Conditioned Power Department

  Costs associated with the Cataloging  JCP&L       Met-Ed              15
  Department for services provided        "         Penelec             11

  Costs related to the Insurance &      JCP&L       Met-Ed              59
  Claims Dept. for services provided      "         Penelec             59

  Services provided by JCP&L employee   JCP&L       Penelec             28
  temporarily reassigned to Penelec's
  Purchasing Department

  Services provided by JCP&L employee   JCP&L       GPUS                36
  temporarily reassigned to GPUS's
  Internal Auditing Department

  Services provided by JCP&L employee   JCP&L       GPUI Group          63
  working in England on Midlands project

  Other                                 JCP&L       GPUS                 7
                                           "        Met-Ed               2
                                           "        Penelec              6



  Total JCP&L                                                       $1,756

                                       Serving      Receiving
  Transaction                          Company       Company      Compensation
                                                                 (In Thousands)

  Costs incurred by Reprographics       Met-Ed      GPUN            $  151
  Department for services provided         "        GPUS               265
                                           "        JCP&L              650
                                           "        Penelec            276
                                           "        Genco               96
                                           "        GPUI Group           3
                                           "        GPU, Inc.            5

  Company Store charges                 Met-Ed      GPUS                13
                                           "        JCP&L                5
                                           "        Penelec             38
                                           "        Genco                3

  Costs incurred for the operation      Met-Ed      JCP&L              160
  and maintenance of JCP&L owned
  capacitors at TMI & Hosensack


  Misc. services provided GPUN/TMI      Met-Ed      GPUN                34
  (includes remote reporting)

  Management services related to        Met-Ed      GPUI Group          90
  Solaris Power

  Corporate Communications services     Met-Ed      GPUS                59

  Rental of office space                Met-Ed      GPUS                13

  Other                                 Met-Ed      GPUN                26
                                           "        GPUS                18
                                           "        JCP&L               15
                                           "        Penelec             39
                                           "        Genco               40
                                           "        GPUI Group           4


  Total Met-Ed                                                      $2,003

                                       Serving      Receiving
  Transaction                          Company       Company      Compensation
                                                                 (In Thousands)

  Costs associated with GPU             Penelec     GPUN             $   50
  consolidated Accounts                    "        GPUS                 22
  Payable Department                       "        Met-Ed               50
                                           "        JCP&L                90
                                           "        Genco                70

  Costs associated with GPU             Penelec     GPUN                 17
  consolidated Payroll                     "        GPUS                  6
  Department                               "        Met-Ed               13
                                           "        JCP&L                23
                                           "        Genco                17


  Costs associated with GPU             Penelec     Met-Ed               25
  consolidated Fuels Department            "        JCP&L                 3
                                                    Genco                14

  Costs associated with providing       Penelec     Met-Ed               22
  specific technical and general           "        JCP&L                32
  engineering services                     "        Genco                20

  R&D costs                             Penelec     Met-Ed                4
                                           "        JCP&L                 4

  Costs associated with the Yards       Penelec     JCP&L                17
  Creek penstock coating

  Vehicle usage                         Penelec     GPUS                  2
                                           "        Met-Ed               52
                                           "        JCP&L                 3

  Costs associated with providing       Penelec     Met-Ed              288
  storm restoration work


  Costs associated with business        Penelec     Met-Ed               15
  office data verification and
  cleanup

  Engineering services related to       Penelec     GPUI Group           29
  various GPUI Group projects

  Costs associated with the             Penelec     Genco               301
  Electrical Maintenance
  Information System

  Rental of office space                Penelec     Genco             2,605

  Part I. (Penelec Continued)

                                       Serving      Receiving
  Transaction                          Company       Company      Compensation
                                                                 (In Thousands)

  Costs associated with the             Penelec     Genco                61
  maintenance of Portland Station

  Costs associated with                 Penelec     Genco                88
  mobile maintenance


  Other                                 Penelec     GPUN                 20
                                           "        Met-Ed               36
                                           "        JCP&L                17


  Total Penelec                                                      $4,016




  A Mutual Assistance Agreement, approved by the Pennsylvania Public Utility Commission by order dated December 15, 1993, between and among Met-Ed, Penelec, JCP&L, GPUN, GPUS and Genco covering various affiliate transactions in goods and services remains in effect at year end.

  Part II.

    None.

  Part III.

    None.

 ITEM 9.  WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

 EXEMPT WHOLESALE GENERATORS (EWG):

 EI Selkirk, Inc. and Selkirk Cogeneration Partners Limited Partnership

 Part I.

 (a) At December 31, 1996, GPU International, Inc. (GPUI), through its wholly-owned subsidiary EI Selkirk, Inc., owned a 13.55% preferred interest and a 20% common interest in Selkirk Cogeneration Partners Limited Partnership (Selkirk).

      Selkirk is a Delaware limited partnership and was formed for the purpose of constructing, owning and operating two natural gas-fired combined-cycle cogeneration facilities located in Bethlehem, New York. The facilities are 79.9 and 26.5 megawatts (MW) each with a combined average net capacity of 344.9 MW producing steam and electricity.

 (b) GPU, Inc. (GPU), indirectly through its wholly-owned subsidiary GPUI, has invested $20,285,793 in Selkirk.

 (c)  Ratio of debt to common equity of Selkirk - (21):1

      Accumulated losses of Selkirk - $(25,026,123)

 (d)  None.


 Part II.

 An organizational chart showing the relationship of GPU International, Inc. to Selkirk is provided in Exhibit H-1.

 Financial statements of Selkirk Cogeneration Partners Limited Partnership as of and for the year ended December 31, 1996 are provided in Exhibit I-1.

 ITEM 9.  WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

 EXEMPT WHOLESALE GENERATORS (EWG):

 EI Canada Holding Limited, EI Brooklyn Power Limited, EI Brooklyn Investments Limited, EI Services Canada Limited and Brooklyn Energy Limited Partnership

 Part I.

 (a) At December 31, 1996, GPU International, Inc. (GPUI), through its wholly-owned subsidiaries EI Canada Holding Limited, EI Brooklyn Power Limited and EI Brooklyn Investments Limited, owned a 74.1% general partnership interest and a 1% limited partnership interest in Brooklyn Energy Limited Partnership (BELP).

      BELP, a 24 megawatt wood and oil burning cogeneration facility, is located in Brooklyn, Nova Scotia, Canada, and commenced commercial operation in April 1996.

 (b) GPU, indirectly through its wholly-owned subsidiary GPUI, capitalized $204,883 in organizational costs related to its investment in BELP, and has invested $748,422 in BELP.

      GPU has provided a guaranty of up to US $9.7 million of BELP's repayment obligations with respect to a C $12.9 million letter of credit issued to BELP's project lenders with any payments by GPU constituting a Canadian dollar equivalent equity contribution of GPUI to BELP.

 (c)  Ratio of debt to common equity of BELP - (14):1

      Accumulated losses of BELP - $(4,584,927)

 (d) GPUI received a $97,000 one-time guaranty fee as consideration for its arranging of the $9.7 million GPU guaranty of BELP's letter of credit.

      EI Services Canada Limited (ESC), a wholly-owned subsidiary of GPUI, has an operation and maintenance (O&M) contract with BELP. ESC is entitled to an annual fee of C $300,000 per year.


 Part II.

 An organizational chart showing the relationship of GPU International, Inc. to BELP is provided in Exhibit H-1.

 Filed pursuant to request for confidential treatment, financial statements of BELP and ESC as of and for the year ended December 31, 1996 are provided in
 Exhibit I-1.

  ITEM 9.  WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

  EXEMPT WHOLESALE GENERATORS (EWG):

  GPU Power, Inc.

  Part I.

  (a) At December 31, 1996, GPU, Inc. (GPU) owned 100% of GPU Power, Inc., a Delaware corporation established to make investments in EWGs, own and/or operate eligible facilities and to engage in project development activities for eligible facilities.

  (b)  GPU has invested $33,000,000 in GPU Power, Inc.

  (c)  Ratio of debt to common equity - Not applicable.

       Accumulated earnings - $570,379

  (d)  None.


  Part II.

  An organizational chart showing the relationship of GPU Power, Inc. to other EWGs in which it has an interest is provided in Exhibit H-1.

  Filed pursuant to request for confidential treatment, financial statements of GPU Power, Inc. as of and for the year ended December 31, 1996 are provided in Exhibit I-1.

 ITEM 9.  WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

 EXEMPT WHOLESALE GENERATORS (EWG):

 Guaracachi America, Inc. and Empresa Guaracachi S.A.

 Part I.

 (a) At December 31, 1996, GPU Power, Inc., through its wholly-owned subsidiary Guaracachi America, Inc., owned 50% of Empresa Guaracachi S.A.

      Empresa Guaracachi S.A. is a Bolivian corporation having three facilities located in Bolivia in and around the cities of Santa Cruz, Sucre and Potosi. It is an electric generating company having an aggregate capacity of 216 megawatts.

 (b) GPU, through its wholly-owned subsidiary GPU Power, Inc., invested $47,131,000 in Empresa Guaracachi S.A. The investment was funded by a capital contribution from GPU of $33,000,000 and borrowings of $14,131,000.

 (c)  Ratio of debt to common equity of Empresa Guaracachi S.A. - .682:1

      Accumulated earnings of Empresa Guaracachi S.A. - $5,716,030

 (d)  None.


 Part II.

 An organizational chart showing the relationship of GPU Power, Inc. to Empresa Guaracachi S.A. is provided in Exhibit H-1.

 Filed pursuant to request for confidential treatment, financial statements of Empresa Guaracachi S.A. as of and for the year ended December 31, 1996 are provided in Exhibit I-1.

 ITEM 9.  WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

 EXEMPT WHOLESALE GENERATORS (EWG):

 EI Barranquilla, Inc. and Termobarranquilla S.A.

 Part I.

 (a) At December 31, 1996, GPU Power, Inc., through its wholly-owned subsidiary EI Barranquilla, Inc., owned a 29% interest in Termobarranquilla S.A. Empresa de Servicios Publicos (TEBSA).

      TEBSA consists of an existing 240 megawatt gas-fired generating plant located near Barranquilla, Colombia, and a 750 megawatt gas-fired plant currently being constructed adjacent to the existing plant. Two of the planned seven units (approximately 194 MW) were placed into operation during 1996. Electricity generated by these plants will be sold to Corporacion Electrica de la Costa Atlantica (Corelca) under a 20-year contract. Total project costs, including the acquisition of the existing plant, are approximately $750 million, of which GPU Power, Inc.'s equity contribution is expected to be approximately $65 million.

 (b) As of December 31, 1996, GPU Power Inc. has made capital contributions totaling $382,583 in TEBSA.

      As of October 18, 1995, a guarantee of amounts up to $122,750,000 was made by GPU for the benefit of the Bankers Trust Company as collateral agent on behalf of the Equity Bridge Lenders and the Secured Parties in connection with the Barranquilla, Colombia acquisition.

 (c)  Ratio of debt to common equity of TEBSA - Not applicable.

      Accumulated losses of TEBSA - $(3,555,973)

 (d)  See GPU International Latin America, Ltda. Item I, Part (d).


 Part II.

 An organization chart showing the relationship of GPU Power, Inc. to TEBSA is provided in Exhibit H-1.

 Filed pursuant to request for confidential treatment, financial statements of TEBSA as of and for the year ended December 31, 1996 are provided in Exhibit I-1.

 ITEM 9.  WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

 EXEMPT WHOLESALE GENERATORS (EWG):

 Barranquilla Lease Holding, Inc. and Los Amigos Leasing Company, Ltd.

 Part I.

 (a) At December 31, 1996, GPU Power, Inc., through its wholly-owned subsidiary Barranquilla Lease Holding, Inc., owned a 100% interest in Los Amigos Leasing Company, Ltd. (Leaseco).

      Leaseco, which is a Bermuda corporation, has begun to procure equipment to be used by and leased to TEBSA. Pursuant to a lease agreement, Leaseco will deliver certain non-Colombian equipment related to TEBSA, and TEBSA will make lease payments equal to the interest and principal payments of Leaseco.

 (b) GPU, indirectly through its wholly-owned subsidiary GPU Power, Inc., has invested $12,000 in Leaseco to capitalize the company.

 (c)  Ratio of debt to common equity of Leaseco - 4,277:1

      Accumulated earnings of Leaseco - $39,053

 (d) Pursuant to the lease agreement, Leaseco will deliver certain non-Colombian equipment related to the project to TEBSA during the construction period. TEBSA will lease the imported equipment from Leaseco during an interim lease term during the construction period and subsequently during a 15 year basic lease term. During the interim lease term, TEBSA will pay rent to Leaseco to reimburse it for certain expenses, including interest incurred during construction. During the basic lease term, TEBSA will make lease payments equal to the interest and principal payments of Leaseco.


 Part II.

 An organizational chart showing the relationship of GPU Power, Inc. to Leaseco is provided in Exhibit H-1.

 Filed pursuant to request for confidential treatment, financial statements of Leaseco as of and for the year ended December 31, 1996 are provided in Exhibit I-1.

 ITEM 9.  WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

 EXEMPT WHOLESALE GENERATORS (EWG):

 EI International and GPU International Latin America, Ltda.

 Part I.

 (a) At December 31, 1996, GPU Power, Inc., through its wholly-owned subsidiary EI International, owned a 100% interest in GPU International Latin America, Ltda.

      GPU International Latin America, Ltda. has entered into an operation and maintenance (O&M) agreement with TEBSA to provide management services to TEBSA over its 20-year contract with Corelca. Fees for these management services are in accordance with the terms and conditions of the O&M agreement.

 (b) GPU, indirectly through its wholly-owned subsidiary GPU Power, Inc., has invested $10,000 in GPU International Latin America, Ltda. to capitalize the company.

      GPUI has guaranteed the obligations of GPU Power, Inc.'s subsidiaries, GPU International Latin America, Ltda. and International Power Advisors, Inc. (the Operators), under the O&M agreement in the TEBSA project. Pursuant to the guarantee, GPUI has guaranteed the performance of the Operators, of which the limit of liability is $5,000,000.

 (c)  Ratio of debt to common equity of GPU International Latin America, Ltda.
      - Not applicable.

      Accumulated losses of GPU International Latin America, Ltda. - $(60,872).

 (d)  See (a) above.


 Part II.

 An organizational chart showing the relationship of GPU Power, Inc. to GPU International Latin America, Ltda. is provided in Exhibit H-1.

 Filed pursuant to request for confidential treatment, financial statements of GPU International Latin America, Ltda. as of and for the year ended December 31, 1996 are provided in Exhibit I-1.

 ITEM 9.  WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

 EXEMPT WHOLESALE GENERATORS (EWG):

 Hanover Energy Corporation

 Part I.

 (a) At December 31, 1996, GPU Power, Inc. owned 100% of Hanover Energy Corporation, a New Jersey corporation established to make future investments in EWGs.

 (b)  None.

 (c) Ratio of debt to common equity - GPU Power, Inc. has not made equity contributions to Hanover Energy Corporation as of December 31, 1996.

      Accumulated earnings - None.

 (d)  None.


 Part II.

 An organizational chart showing the relationship of GPU Power, Inc. to Hanover Energy Corporation is provided in Exhibit H-1.

 Exhibit I-1 - Not applicable.

 ITEM 9.  WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

 EXEMPT WHOLESALE GENERATORS (EWG):

 EI Power (China), Inc. and China Power Partners, L.P.

 Part I.

 (a) At December 31, 1996, GPU Power, Inc. through its wholly-owned subsidiary EI Power (China), Inc., owned a 49% limited partnership interest and a 1% general partnership interest in China Power Partners, L.P.

      China Power Partners, L.P. is a Delaware limited partnership established to make future investments in EWG's in China.

 (b)  None.

 (c) Ratio of debt to common equity - GPU Power, Inc. has not made equity contributions to EI Power (China), Inc. or China Power Partners, L.P. as of December 31, 1996.

      Accumulated earnings - None.

 (d)  None.


 Part II.

 An organizational chart showing the relationship of GPU Power, Inc. to China Power Partners L.P. is provided in Exhibit H-1.

 Exhibit I-1 - Not applicable.

 ITEM 9.  WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

 EXEMPT WHOLESALE GENERATORS (EWG):

 EI Power (China) I, Inc. and Ming Jiang Power Partners, L.P.

 Part I.

 (a) At December 31, 1996, GPU Power, Inc., through its wholly-owned subsidiary EI Power (China) I, Inc., owned a 49% limited partnership interest and a 1% general partnership interest in Ming Jiang Power Partners, L.P.

      Ming Jiang Power Partners, L.P. is a Delaware limited partnership established to make future investments in EWGs in China.

 (b)  None.

 (c) Ratio of debt to common equity - GPU Power, Inc. has not made equity contributions to EI Power (China) I, Inc. or Ming Jiang Power Partners, L.P. as of December 31, 1996.

      Accumulated earnings - None.

 (d)  None.


 Part II.

 An organizational chart showing the relationship of GPU Power, Inc. to Ming Jiang Power Partners, L.P. is provided in Exhibit H-1.

 Exhibit I-1 - Not applicable.

 ITEM 9.  WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

 EXEMPT WHOLESALE GENERATORS (EWG):

 EI Power (China) II, Inc. and Nanjing Power Partners, L.P.

 Part I.

 (a) At December 31, 1996, GPU Power, Inc., through its wholly-owned subsidiary EI Power (China) II, Inc., owned a 49% limited partnership interest and a 1% general partnership interest in Nanjing Power Partners, L.P.

      Nanjing Power Partners, L.P. is a Delaware limited partnership established to make future investments in EWGs in China.

 (b)  None.

 (c) Ratio of debt to common equity - GPU Power, Inc. has not made equity contributions to EI Power (China) II, Inc. or Nanjing Power Partners, L.P. as of December 31, 1996.

      Accumulated earnings - None.

 (d)  None.


 Part II.

 An organizational chart showing the relationship of GPU Power, Inc. to Nanjing Power Partners, L.P. is provided in Exhibit H-1.

 Exhibit I-1 - Not applicable.

 ITEM 9.  WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

 EXEMPT WHOLESALE GENERATORS (EWG):

 EI Power (China) III, Inc. and Zhuang He Power Partners, L.P.

 Part I.

 (a) At December 31, 1996, GPU Power, Inc. through its wholly-owned subsidiary EI Power (China) III, Inc., owned a 49% limited partnership interest and a 1% general partnership interest in Zhuang He Power Partners, L.P.

      Zhuang He Power Partners, L.P. is a Delaware limited partnership established to make future investments in EWG's in China.

 (b)  None.

 (c) Ratio of debt to common equity - GPU Power, Inc. has not made equity contributions to EI Power (China) III, Inc. or Zhuang He Power Partners, L.P. as of December 31, 1996.

      Accumulated earnings - None.

 (d)  None.


 Part II.

 An organizational chart showing the relationship of GPU Power, Inc. to Zhuang He Power Partners, L.P. is provided in Exhibit H-1.

 Exhibit I-1 - Not applicable.

 ITEM 9.  WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

 EXEMPT WHOLESALE GENERATORS (EWG):

 Austin Cogeneration Corporation and Austin Cogeneration Partners, L.P.

 Part I.

 (a) At December 31, 1996, GPU Power, Inc., through its wholly-owned subsidiary Austin Cogeneration Corporation, owned a 99% limited partnership interest and a 1% general partnership interest in Austin Cogeneration Partners, L.P.

      Austin Cogeneration Partners, L.P. is a Delaware limited partnership established to invest in EWGs and qualifying facilities.

 (b)  None.

 (c) Ratio of debt to common equity - GPU Power, Inc. has not made equity contributions to Austin Cogeneration Corporation or Austin Cogeneration Partners, L.P. as of December 31, 1996.

      Accumulated earnings - None.

 (d)  None.


 Part II.

 An organizational chart showing the relationship of GPU Power, Inc. to Austin Cogeneration Partners, L.P. is provided in Exhibit H-1.

 Exhibit I-1 - Not applicable.

 ITEM 9.  WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

 EXEMPT WHOLESALE GENERATORS (EWG):

 International Power Advisors, Inc.

 Part I.

 (a) At December 31, 1996, GPU Power, Inc. owned 100% of International Power Advisors, Inc. (IPA), a Delaware corporation established to provide technical services to EWGs.

      IPA has entered into an operation and maintenance (O&M) agreement with TEBSA to provide technical services and technical assistance in the O&M of the generating facilities of TEBSA. Fees for these services are in accordance with the terms and conditions of the O&M agreement.

 (b)  None.

 (c) Ratio of debt to common equity - GPU Power, Inc. has not made equity contributions to IPA as of December 31, 1996.

      Accumulated earnings - None.

 (d)  See (a) above.


 Part II.

 An organizational chart showing the relationship of GPU Power, Inc. to IPA is provided in Exhibit H-1.

 Exhibit I-1 - Not applicable.

 ITEM 9.  WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

 EXEMPT WHOLESALE GENERATORS (EWG):

 GPU Power Philippines, Inc. * (formerly Colombian Installations, Inc.) and Magellan Utilities Development Corporation

 Part I.

 (a) At December 31, 1996, GPU Power, Inc. through its wholly-owned subsidiary, GPU Power Philippines, Inc. (formerly Colombian
      Installations, Inc.), a Delaware corporation owned a 13.2% interest in Magellan Utilities Development Corporation (MUDC).

      MUDC, a Philippine corporation, plans to build a 300 MW pulverized coal-fired power plant which will sell power under a 25-year power purchase agreement to Manila Electric Company. The plant will be constructed on a 100-acre site located on the south shore of Bantangas Bay, Philippines. Commercial operation is expected after a three-year construction period.

 (b)  None.

 (c) Ratio of debt to common equity - GPU Power, Inc. has not made equity contributions to GPU Power Philippines, Inc. as of December 31, 1996.

      Accumulated earnings - None.

 (d)  None.


 Part II.

 An organizational chart showing the relationship of GPU Power, Inc. to MUDC is provided in Exhibit H-1.

 Exhibit I-1 - Not applicable.







 * EWG Application is presently pending with the Federal Energy Regulatory Commission.

 ITEM 9.  WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

 FOREIGN UTILITY COMPANIES (FUCO):

 GPU Electric, Inc.

 Part I.

 (a) At December 31, 1996, GPU owned 100% of GPU Electric, Inc., a Delaware corporation established to make investments in FUCO's, own and/or operate eligible facilities and to engage in project development activities for eligible facilities.

 (b)  GPU has invested $48,000,000 in GPU Electric, Inc.

 (c)  Ratio of debt to common equity - Not applicable.

      Accumulated earnings - $15,712,716

 (d)  None.


 Part II:

 An organizational chart showing the relationship of GPU Electric, Inc. to other FUCO's in which it has an interest is provided in Exhibit H-1.

 Filed pursuant to request for confidential treatment, financial statements of GPU Electric, Inc. as of and for the year ended December 31, 1996 are provided in Exhibit I-1.

 ITEM 9.  WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

 FOREIGN UTILITY COMPANIES (FUCO):

 Victoria Electric Holdings, Inc., Victoria Electric, Inc. and Solaris Power

 Part I.

 (a) At December 31, 1996, GPU Electric, Inc. through its wholly-owned subsidiary Victoria Electric Holdings, Inc and its wholly-owned subsidiary Victoria Electric, Inc., owned 50% of Solaris Power (Solaris).

      Solaris is an Australian electric distribution company located in and around Melbourne, Australia, which serves approximately 230,000 customers.

 (b) GPU, indirectly through its wholly-owned subsidiary GPU Electric, Inc., has invested approximately $112,173,000 in Solaris. The investment was funded by a capital contribution from GPU of $48,000,000 and borrowings of approximately $64,173,000.

      As of December 31, 1996, GPU has guaranteed amounts not to exceed an aggregate of Austalian $95 million (US $75 million), outstanding at any one time. The proceeds of such borrowings were used to fund, in part, GPU's investment in Solaris.

 (c)  Ratio of debt to common equity of Solaris - 2.17:1

      Accumulated earnings of Solaris - $(33,457)

 (d)  None.


 Part II:

 An organizational chart showing the relationship of GPU Electric, Inc. to Solaris is provided in Exhibit H-1.

 Filed pursuant to request for confidential treatment, financial statements of Solaris as of and for the year ended December 31, 1996 are provided in Exhibit I-1.

 ITEM 9.  WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

 FOREIGN UTILITY COMPANIES (FUCO):

 EI UK Holdings, Inc., Avon Energy Partners Holdings, Avon Energy Partners plc and Midlands Electricity plc

 Part I.

 (a) At December 31, 1996, GPU Electric, Inc. through its wholly-owned subsidiary EI UK Holdings, Inc. (EIUK), owned a 50% interest in Avon Energy Partners Holdings which owned 100% of Avon Energy Partners plc, which in turn, owned 100% of Midlands Electricity plc (Midlands).

      Midlands is an English regional electric company which supplies and distributes electricity to 2.2 million customers in England. Midlands also owns a generation business that produces electricity both domestically and internationally, and a gas supply company that provides natural gas to 8,000 customers in England.

 (b) GPU, indirectly through its wholly-owned subsidiary GPU Electric, Inc., has invested approximately $568 million in Midlands.

      As of December 31, 1996, EIUK has borrowed approximately $586 million, through a GPU, Inc. guaranteed five-year bank term loan facility, to fund its investment in Avon Energy Partners Holdings.

 (c)  Ratio of debt to common equity of Midlands Electricity - .302:1

      Accumulated earnings of Midlands Electricity - $26,709,681

 (d)  None.


 Part II:

 An organizational chart showing the relationship of GPU Electric, Inc. to Midlands is provided in Exhibit H-1.

 Filed pursuant to request for confidential treatment, financial statements of Midlands as of and for the year ended December 31, 1996 are provided in
 Exhibit I-1.

 ITEM 9.  WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES


 Part III.

 GPU's aggregate investment in EWG's and FUCO's at December 31, 1996, was as follows:

                         EWG's:            $ 57,288,044
                         FUCO's:           $725,796,779

 GPU's aggregate capital investment in domestic public utility subsidiary companies at December 31, 1996 was approximately $2,943,213,000.

 Ratio of GPU's aggregate investment of EWG's and FUCO's to GPU's aggregate investment in domestic public utility subsidiary companies at December 31, 1996, was as follows:

                         EWG's:            .02:1
                         FUCO's:           .25:1

 ITEM 10.  FINANCIAL STATEMENTS AND EXHIBITS
                                                                     Page
 Consolidating Financial Statements, Schedules and Notes

  -  Report of Independent Accountants.                                57

  -  Consolidating Financial Statements of GPU, Inc.                58-68
     for 1996.

  -  Combined Notes 1 through 14 to Consolidated Financial
     Statements incorporated herein by reference, in Exhibit
     A (page 69), in the GPU, Inc. Annual Report on Form 10-K for 1996 (Item 8 of 10-K).

  - Combined Notes 1 through 14 to Consolidated Financial Statements incorporated herein by reference, in Exhibit A (page 69), in the Jersey Central Power & Light Company Annual Report on Form 10-K for 1996 (Item 8 of 10-K).

  -  Combined Notes 1 through 14 to Consolidated Financial
     Statements incorporated herein by reference, in Exhibit
     A (page 69), in the Metropolitan Edison Company
     Annual Report on Form 10-K for 1996 (Item 8 of 10-K).

  - Combined Notes 1 through 14 to Consolidated Financial Statements incorporated herein by reference, in Exhibit A (page 69), in the Pennsylvania Electric Company Annual Report on Form 10-K for 1996 (Item 8 of 10-K).

 Exhibits (See page 69)


 - Consolidating Financial Statements of Jersey Central Power and Light Company for 1996.

 -   Consolidating Financial Statements of Metropolitan Edison Company for
     1996.

 -   Consolidating Financial Statements of Pennsylvania Electric Company for
     1996.

                        REPORT OF INDEPENDENT ACCOUNTANTS





 To the Board of Directors of
 GPU, Inc.


 We have audited the consolidated balance sheet of GPU, Inc. and Subsidiary Companies as of December 31, 1996 and the related consolidated statements of income, retained earnings, and cash flows for the year then ended. Such consolidated financial statements are included in the consolidating financial statements listed in Item 10 of this Form U5S. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

 We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

 In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of GPU, Inc. and Subsidiary Companies as of December 31, 1996 and the consolidated results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

 Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The supplementary consolidating information and the financial statement exhibits of the individual companies listed in Item 10 of this U5S are presented for purposes of additional analysis rather than to present the financial position, results of operations, and cash flows of the individual companies, and are not a required part of the consolidated financial statements. The supplementary consolidating information and the financial statement exhibits have been subjected to the auditing procedures applied in the audit of the consolidated financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the consolidated financial statements taken as a whole.



                                           COOPERS & LYBRAND L.L.P.



 New York, New York
 February 5, 1997

                                                      GPU, Inc. and Subsidiary Companies
                                                          Consolidating Balance Sheet
                                                               December 31, 1996
                                                                (In Thousands)
                                             GPU, Inc. and
                                               Subsidiary    Eliminations               Jersey Central Metropolitan Pennsylvania
                                               Companies         and                     Power & Light    Edison      Electric
 ASSETS                                       Consolidated    Adjustments    GPU, Inc.     Company        Company     Company
 Utility Plant:
     In service, at original cost              $ 9,646,380                                $ 4,528,676   $ 2,297,100  $ 2,738,223
     Less, accumulated depreciation              3,704,026                                  1,811,620       841,398    1,022,553
        Net utility plant in service             5,942,354                                  2,717,056     1,455,702    1,715,670
     Construction work in progress                 277,440                                    106,512        98,171       72,757
     Other, net                                    168,029                                    111,116        31,000       22,910
        Net utility plant                        6,387,823                                  2,934,684     1,584,873    1,811,337

 Other Property and Investments:
     Common stock of subsidiaries                     -     $ 3,175,122(A)   $ 3,175,122
     GPU International Group investments, net      924,397
     Nuclear decommissioning trusts                464,011                                    278,342       131,475       54,194
     Nuclear fuel disposal trust                   101,661                                    101,661
     Other, net                                     51,122                         5,534        8,305        11,261        7,271
        Total other property and investments     1,541,191    3,175,122        3,180,656      388,308       142,736       61,465

 Current Assets:
     Cash and temporary cash investments            31,604                         7,536        1,321         1,901
     Special deposits                               47,545                                      6,939         1,052        2,348
     Accounts receivable:
        Customers, net                             270,844         (477)(E)                   135,655        61,522       73,190
        Other                                       91,637      149,056(B,C,           2       33,228        17,368       15,151
     Unbilled revenues                             114,891              D,E)                   56,522        27,019       31,350
     Materials and supplies, at average cost or less:
        Construction and maintenance               187,130                                     92,761        39,739       49,007
        Fuel                                        40,207                                     19,257        11,026        9,924
     Deferred income taxes                          32,148                                     22,509         7,073
     Prepayments                                    81,168                                     21,150        17,254       36,930
        Total current assets                       897,174      148,579            7,538      389,342       183,954      217,900

 Deferred Debits and Other Assets:
     Regulatory assets:
       Three Mile Island Unit 2 deferred costs     356,517                                    126,448       144,782       85,287
       Income taxes recoverable through future
         rates                                     527,385                                    142,726       174,636      210,023
       Nonutility generation contract buyout costs 242,481                                    139,000        86,781       16,700
       Unamortized property losses                 100,310                                     94,767         3,113        2,430
       Other                                       426,579        1,110(F)                    326,620        53,071       47,998
        Total regulatory assets                  1,653,272        1,110                       829,561       462,383      362,438
     Deferred income taxes                         332,828                                    138,903        85,169       67,099
     Other                                         128,931       19,272(G)           258       29,121        13,863       14,826
        Total deferred debits and other assets   2,115,031       20,382              258      997,585       561,415      444,363

        Total Assets                           $10,941,219  $ 3,344,083      $ 3,188,452  $ 4,709,919   $ 2,472,978  $ 2,535,065

 The notes to the consolidated financial statements of GPU, JCP&L, Met-Ed and Penelec, which are incorporated by reference from the respective annual reports on Form 10-K for the year ended December 31, 1996, are an integral part of the consolidating financial statements.

                                                                            -58-

                                                      GPU, Inc. and Subsidiary Companies
                                                          Consolidating Balance Sheet
                                                               December 31, 1996
                                                               (In Thousands)

                                                   GPU          GPU          GPU           GPU
                                                Generation    Service      Nuclear    International   GPU Power   GPU Electric
 ASSETS                                            Inc.         Inc.         Inc.          Inc.          Inc.         Inc.
 Utility Plant:
     In service, at original cost                           $   82,343   $        38
     Less, accumulated depreciation                             28,455
        Net utility plant in service                            53,888            38
     Construction work in progress
     Other, net                                                  3,003
        Net utility plant                                       56,891            38

 Other Property and Investments:
     Common stock of subsidiaries
     GPU International Group investments, net                                          $  133,328   $    65,272  $   725,797
     Nuclear decommissioning trusts
     Nuclear fuel disposal trust
     Other, net                                  $   455        17,568           728
        Total other property and investments         455        17,568           728      133,328        65,272      725,797

 Current Assets:
     Cash and temporary cash investments              55             9            14          400        11,096        9,272
     Special deposits                                300            79           498       36,329
     Accounts receivable:
        Customers, net
        Other                                     83,710        26,014        49,686        9,765         5,279          490
     Unbilled revenues
     Materials and supplies, at average cost or less:
        Construction and maintenance                                                                      5,623
        Fuel
     Deferred income taxes                                                                  1,929           637
     Prepayments                                                   894           424        3,350           941          225
        Total current assets                     $84,065        26,996        50,622       51,773        23,576        9,987

 Deferred Debits and Other Assets:
     Regulatory assets:
       Three Mile Island Unit 2 deferred costs
       Income taxes recoverable through future
         rates
       Nonutility generation contract buyout costs
       Unamortized property losses
       Other
        Total regulatory assets
     Deferred income taxes                         8,042        10,504        22,050          777           284
     Other                                           523         1,991         1,330       33,141        51,403        1,747
        Total deferred debits and other assets     8,565        12,495        23,380       33,918        51,687        1,747

        Total Assets                             $93,085    $  113,950   $    74,768   $  219,019   $   140,535  $   737,531

 The notes to the consolidated financial statements of GPU, JCP&L, Met-Ed and Penelec, which are incorporated by reference from the respective annual reports on Form 10-K for the year ended December 31, 1996, are an integral part of the consolidating financial statements.

                                                                            -59-

                                                      GPU, Inc. and Subsidiary Companies
                                                          Consolidating Balance Sheet
                                                               December 31, 1996
                                                                (In Thousands)
                                         GPU, Inc. and
                                           Subsidiary     Eliminations                 Jersey Central Metropolitan  Pennsylvania
                                           Companies          and                      Power & Light     Edison       Electric
 LIABILITIES AND CAPITAL                  Consolidated     Adjustments      GPU, Inc.     Company        Company      Company
 Capitalization:
     Common stock                          $   314,458   $   326,050(A)   $   314,458   $   153,713   $    66,273   $   105,812
     Capital surplus                           750,569     1,376,919(A,H)     750,569       510,769       370,200       285,486
     Retained earnings                       2,068,976     1,472,107(A)     2,068,976       825,001       264,044       363,702
        Total                                3,134,003     3,175,076        3,134,003     1,489,483       700,517       755,000
     Less:reacquired common stock, at cost      86,416                         86,416
        Total common stockholders' equity    3,047,587     3,175,076        3,047,587     1,489,483       700,517       755,000
     Cumulative preferred stock:
        With mandatory redemption              114,000                                      114,000
        Without mandatory redemption            66,478                                       37,741        12,056        16,681
     Subsidiary-obligated mandatorily
       redeemable preferred securities         330,000                                      125,000       100,000       105,000
     Long-term debt                          3,177,016        19,272(G)                   1,173,091       563,252       656,459
        Total capitalization                 6,735,081     3,194,348        3,047,587     2,939,315     1,375,825     1,533,140

 Current Liabilities:
     Securities due within one year            178,583                                      110,075        40,020        26,010
     Notes payable                             265,547                         75,400        31,800        50,667       107,680
     Obligations under capital leases          143,818                                       96,150        29,964        15,881
     Accounts payable                          354,819       143,952(B)         1,335       166,019       117,413        73,856
     Taxes accrued                              25,717         3,209(C)            27         2,063        11,222        11,223
     Deferred energy                            15,559                                       15,559
     Interest accrued                           70,370         1,418(D)           530        28,350        18,279        19,192
     Other                                     282,193                         62,161        80,195        45,825        17,224
        Total current liabilities            1,336,606       148,579          139,453       530,211       313,390       271,066

 Deferred Credits and Other Liabilities:
     Deferred income taxes                   1,562,979                                      664,440       401,104       473,268
     Unamortized investment tax credits        133,572                                       59,893        31,584        42,095
     Three Mile Island Unit 2 future costs     430,508                                      107,652       215,204       107,652
     Regulatory liabilities                     89,815         1,110(F)                      33,250        25,981        31,694
     Other                                     652,658            46(H)         1,412       375,158       109,890        76,150
        Total deferred credits and other
          liabilities                        2,869,532         1,156            1,412     1,240,393       783,763       730,859

        Total Liabilities and Capital      $10,941,219   $ 3,344,083      $ 3,188,452   $ 4,709,919  $  2,472,978  $  2,535,065

 The notes to the consolidated financial statements of GPU, JCP&L, Met-Ed and Penelec, which are incorporated by reference from the respective annual reports on Form 10-K for the year ended December 31, 1996, are an integral part of the consolidating financial statements.

                                                                            -60-

                                                      GPU, Inc. and Subsidiary Companies
                                                          Consolidating Balance Sheet
                                                               December 31, 1996
                                                                (In Thousands)

                                              GPU          GPU          GPU          GPU
                                           Generation    Service      Nuclear   International   GPU Power   GPU Electric
 LIABILITIES AND CAPITAL                      Inc.         Inc.         Inc.         Inc.          Inc.         Inc.
 Capitalization:
     Common stock                          $      50   $       50   $        50  $      100    $         1  $         1
     Capital surplus                                                                129,466         32,999       47,999
     Retained earnings                          (127)      (1,856)                    1,053            583       19,707
        Total                                    (77)      (1,806)           50     130,619         33,583       67,707
     Less:reacquired common stock, at cost
        Total common stockholders' equity        (77)      (1,806)           50     130,619         33,583       67,707
     Cumulative preferred stock:
        With mandatory redemption
        Without mandatory redemption
     Subsidiary-obligated mandatorily
       redeemable preferred securities
     Long-term debt                                        35,000                    62,300         48,865      657,321
        Total capitalization                     (77)      33,194            50     192,919         82,448      725,028

 Current Liabilities:
     Securities due within one year                                                                  2,478
     Notes payable
     Obligations under capital leases                       1,823
     Accounts payable                         54,672       35,222        37,629       4,723          3,703        4,199
     Taxes accrued                             3,173          593           625
     Deferred energy
     Interest accrued                                         418           184                      1,905        2,930
     Other                                    22,189       22,714        24,032       4,719          3,046           88
        Total current liabilities             80,034       60,770        62,470       9,442         11,132        7,217

 Deferred Credits and Other Liabilities:
     Deferred income taxes                                  8,621           676      10,769             88        4,013
     Unamortized investment tax credits
     Three Mile Island Unit 2 future costs
     Regulatory liabilities
     Other                                    13,128       11,365        11,572       5,889         46,867        1,273
        Total deferred credits and other
          liabilities                         13,128       19,986        12,248      16,658         46,955        5,286

        Total Liabilities and Capital      $  93,085   $  113,950   $    74,768  $  219,019    $   140,535   $  737,531

 The notes to the consolidated financial statements of GPU, JCP&L, Met-Ed and Penelec, which are incorporated by reference from the respective annual reports on Form 10-K for the year ended December 31, 1996, are an integral part of the consolidating financial statements.


                                                                            -61-

                                                            GPU, Inc. and Subsidiary Companies
                                                             Consolidating Statement of Income
                                                       For the Twelve Months Ended December 31, 1996
                                                                       (In Thousands)
                                               GPU, Inc. and
                                                 Subsidiary   Eliminations                Jersey Central Metropolitan Pennsylvania
                                                 Companies        and                      Power & Light     Edison      Electric
                                                Consolidated   Adjustments     GPU, Inc.     Company        Company      Company
 Operating Revenues                              $ 3,918,089  $  122,504(B,C,H,             $ 2,057,918   $   910,408  $1,019,645
                                                                           J,L)
 Equity in Earnings of Subsidiaries                     -        312,689(A)    $   312,689
 Services Rendered at Cost to Affiliated Companies      -        854,063(D,E,F)
 Services Rendered to Non-Affiliated Companies          -        331,116(D,E,F)

 Operating Expenses:
     Fuel                                            371,396     408,661(D,J)                   101,357        93,881     176,158
     Power purchased and interchanged:
         Affiliates                                     -         51,311(C)                      27,058        20,724       3,529
         Others                                    1,005,630                                    589,396       209,831     206,403
     Deferral of energy costs, net                    19,788                                     19,441          (448)        795
     Other operation and maintenance               1,090,888     803,724(B,C,D,E,    9,512      556,086       249,993     293,868
                                                                          F,H,J,L)
     Depreciation and amortization                   400,253      11,440(E,H,J,L)               207,309        98,364      94,580
     Taxes, other than income taxes                  355,283      25,712(D,E,F)        124      228,885        61,319      64,955
         Total operating expenses                  3,243,238   1,300,848             9,636    1,729,532       733,664     840,288
 Operating income before income taxes                674,851     319,524           303,053      328,386       176,744     179,357
     Income taxes                                    166,572      (7,540)(D,E,F                  71,080        49,844      45,648
                                                                          G,I,K)
 Operating Income                                    508,279     327,064           303,053      257,306       126,900     133,709

 Other Income and Deductions:
     Allowance for other funds used
       during construction                             2,249         334(D)                       1,536           540         173
     Other income/(expense), net                      28,151      27,801(D,E,F,        413        7,202         1,220        (825)
                                                                         H,J,L)
     Income taxes                                       (147)     (6,923)(G,I,K)                 (3,357)         (489)         99
         Total other income and deductions            30,253      21,212               413        5,381         1,271        (553)

 Income Before Interest Charges and
   Preferred Dividends                               538,532     348,276           303,466      262,687       128,171     133,156

 Interest Charges and Preferred Dividends:
     Interest on long-term debt                      184,675      32,678(E,J,L)                  89,648        45,373      49,654
     Other interest                                   28,809       1,701(E,F,H)      5,114       11,147         5,436       7,112
     Allowance for borrowed funds used during
       construction                                   (8,423)     (1,493)(D)                     (5,111)         (705)     (2,607)
     Dividends on subsidiary-obligated mandatorily
       redeemable preferred securities                28,888                                     10,700         9,000       9,188
     Preferred stock dividends of subsidiaries        15,519     (15,519)(A)
     Gain on preferred stock reacquistion             (9,288)      9,288(A)
         Total interest charges and
           preferred dividends                       240,180      26,655             5,114      106,384        59,104      63,347

 Minority interest net income                           -         (2,701)(J)

 Net Income                                      $   298,352 $   318,920 (A)   $   298,352  $   156,303   $    69,067  $   69,809
 Earnings Per Average Common Share               $      2.47
 Average Common Shares Outstanding                   120,743

 The notes to the consolidated financial statements of GPU, JCP&L, Met-Ed and Penelec, which are incorporated by reference from the respective annual reports on Form 10-K for the year ended December 31, 1996, are an integral part of the consolidating financial statements.
                                                                            -62-

                                                            GPU, Inc. and Subsidiary Companies
                                                             Consolidating Statement of Income
                                                       For the Twelve Months Ended December 31, 1996
                                                                       (In Thousands)

                                                       GPU          GPU          GPU           GPU
                                                    Generation    Service      Nuclear    International  GPU Power   GPU Electric
                                                       Inc.         Inc.         Inc.          Inc.         Inc.         Inc.
 Operating Revenues                                                                        $   16,831   $    33,917  $     1,874

 Equity in Earnings of Subsidiaries
 Services Rendered at Cost to Affiliated Companies  $  311,237  $  134,497   $   408,329
 Services Rendered to Non-Affiliated Companies         329,783          39         1,294

 Operating Expenses:
     Fuel                                              390,488                                               18,173
     Power purchased and interchanged:
         Affiliates
         Others
     Deferral of energy costs, net
     Other operation and maintenance                   239,548     121,739       399,900       15,253         6,983        1,730
     Depreciation and amortization                                   4,021                        902         6,140          377
     Taxes, other than income taxes                     10,188       6,362         9,162
         Total operating expenses                      640,224     132,122       409,062       16,155        31,296        2,107
 Operating income before income taxes                      796       2,414           561          676         2,621         (233)
     Income taxes                                           77        (818)          124       (1,372)          962       (6,513)
 Operating Income                                          719       3,232           437        2,048         1,659        6,280

 Other Income and Deductions:
     Allowance for other funds used
       during construction                                 334
     Other income/(expense), net                        (2,546)        194         (168)        9,505         4,333       36,624
     Income taxes                                                                              (3,323)
         Total other income and deductions              (2,212)        194         (168)        6,182         4,333       36,624

 Income Before Interest Charges and
   Preferred Dividends                                  (1,493)      3,426          269         8,230         5,992       42,904

 Interest Charges and Preferred Dividends:
     Interest on long-term debt                                      2,808                                    2,870       27,000
     Other interest                                                    618          269           814
     Allowance for borrowed funds used during
       construction                                     (1,493)
     Dividends on subsidiary-obligated mandatorily
       redeemable preferred securities
     Preferred stock dividends of subsidiaries
     Gain on preferred stock reacquistion
         Total interest charges and
           preferred dividends                          (1,493)      3,426          269           814         2,870       27,000

 Minority interest net income                                                                                (2,701)

 Net Income                                         $     -     $     -      $     -       $    7,416   $       421  $    15,904

 The notes to the consolidated financial statements of GPU, JCP&L, Met-Ed and Penelec, which are incorporated by reference from the respective annual reports on Form 10-K for the year ended December 31, 1996, are an integral part of the consolidating financial statements.

                                                                            -63-



                                                          GPU, Inc. and Subsidiary Companies
                                                     Consolidating Statement of Retained Earnings
                                                     For the Twelve Months Ended December 31, 1996
                                                                   (In Thousands)

                                              GPU, Inc. and
                                                Subsidiary   Eliminations             Jersey Central  Metropolitan  Pennsylvania
                                                Companies        and                   Power & Light      Edison       Electric
                                               Consolidated   Adjustments  GPU, Inc.     Company         Company      Company
 Balance at beginning of period                 $ 2,004,072  $ 1,392,135  $ 2,004,072  $   816,770    $   248,434   $   327,814


      Net income                                    298,352      318,920      298,352      156,303         69,067        69,809


      Cash dividends declared
        on common stock                            (235,731)                 (235,731)
      Cash dividends declared
        on common stock of
        subsidiary companies                           -        (235,000)                 (135,000)       (60,000)      (40,000)


      Cash dividends on cumulative
        preferred stock                                -         (15,519)                  (13,072)          (944)       (1,503)


      Gain on preferred stock reacquisition            -           9,288                                    3,722         5,566


      Net unrealized gain/(loss) on investments         704          704          704                       4,027         2,014


      Net foreign currency translation gain/(loss)    3,054        3,054        3,054


      Other adjustments, net                         (1 475)      (1,475)      (1,475)                       (262)            2


 Balance at end of period                       $ 2,068,976  $ 1,472,107  $ 2,068,976  $   825,001    $   264,044    $  363,702


 The notes to the consolidated financial statements of GPU, JCP&L, Met-Ed and Penelec, which are incorporated by reference from the respective annual reports on Form 10-K for the year ended December 31, 1996, are an integral part of the consolidating financial statements.


                                                                            -64-



                                                          GPU, Inc. and Subsidiary Companies
                                                     Consolidating Statement of Retained Earnings
                                                     For the Twelve Months Ended December 31, 1996
                                                                    (In Thousands)


                                                   GPU          GPU          GPU           GPU
                                                Generation    Service      Nuclear    International  GPU Power    GPU Electric
                                                   Inc.         Inc.         Inc.          Inc.         Inc.          Inc.
 Balance at beginning of period                 $   -       $   (768)    $    -       $  (1,037)     $   1,113    $   (191)


      Net income                                                                          7,416            421      15,904


      Cash dividends declared
        on common stock


      Cash dividends declared
        on common stock of
        subsidiary companies


      Cash dividends on cumulative
        preferred stock


      Gain on preferred stock reacquistion


      Net unrealized gain/(loss) on investments                                          (5,337)


      Net foreign currency translation gain/(loss)                                           11          (951)       3,994


      Other adjustments, net                         (127)     (1,088)


 Balance at end of period                       $    (127)  $  (1,856)   $    -       $   1,053     $     583    $  19,707

 The notes to the consolidated financial statements of GPU, JCP&L, Met-Ed and Penelec, which are incorporated by reference from the respective annual reports on Form 10-K for the year ended December 31, 1996, are an integral part of the consolidating financial statements.


                                                                            -65-

                                                           GPU, Inc. and Subsidiary Companies
                                                          Consolidating Statement of Cash Flows
                                                      For the Twelve Months Ended December 31, 1996
                                                                      (In Thousands)
                                                         GPU, Inc. and
                                                           Subsidiary  Eliminations                Jersey Central Metropolitan
                                                            Companies       and                    Power & Light     Edison
                                                          Consolidated  Adjustments     GPU, Inc.     Company        Company
 Operating Activities:
  Net income                                               $  298,352  $  318,920(A)   $   298,352  $   156,303   $    69,067
  Adjustments to reconcile income to cash provided:
    Equity in earnings of subsidiaries                           -       (312,689)(A)     (312,689)
    Equity in undistributed (earnings) losses of affiliates   (33,981)
    Depreciation and amortization                             422,506                                   217,225       104,820
    Amortization of property under capital leases              55,642                                    28,339        15,704
    Voluntary enhanced retirement programs                    122,739                                    62,909        26,204
    Nuclear outage maintenance costs, net                      (6,078)                                  (15,392)        6,215
    Deferred income taxes and investment tax credits, net      57,144                                     4,056        25,168
    Deferred energy costs, net                                 19,719                                    19,436          (448)
    Accretion income                                          (11,610)                                  (11,610)
    Allowance for other funds used during construction         (2,249)                                   (1,536)         (540)
  Changes in working capital:
    Receivables                                                 2,893      (1,697)(A)                    24,402         6,281
    Materials and supplies                                      6,604                                     2,624        (1,611)
    Special deposits and prepayments                          (36,294)                           6          138       (10,501)
    Payables and accrued liabilities                         (103,221)      2,162(A)(B)        253      (93,952)      (33,368)
    Due to/from affiliates                                       -                             722       20,290        17,863
  Nonutility generation contract buyout costs                (120,018)                                  (65,000)      (43,318)
  Other, net                                                  (29,479)      5,016(A)(C)      8,057       (6,334)      (15,964)
    Net cash provided (required) by operating activities      642,669      11,712           (5,299)     341,898       165,572

 Investing Activities:
  Cash construction expenditures                             (403,880)                                 (199,823)      (76,660)
  Contributions to decommissioning trusts                     (40,324)                                  (18,004)      (17,057)
  GPU International Group investments                        (573,587)
  Other, net                                                  (16,251)                        (764)     (10,253)       (1,087)
    Net cash (used for) provided by investing activities   (1,034,042)                        (764)    (228,080)      (94,804)

 Financing Activities:
  Issuance of long-term debt                                  743,596       4,272(C)                     79,550
  Increase (Decrease) in notes payable, net                   141,657                        3,600       31,000        28,277
  Retirement of long-term debt                               (150,763)                                  (25,710)      (15,019)
  Capital lease principal payments                            (56,217)                                  (29,763)      (15,171)
  Redemption of preferred stock of subsidiaries               (42,347)                                  (20,000)       (7,820)
  Dividends paid on common stock                             (231,956)                    (231,956)
  Dividends paid on common stock - Internal                      -                         235,000     (135,000)      (60,000)
  Dividends paid on preferred stock of subsidiaries              -        (15,984)(A)                   (13,496)         (944)
  Cash contributions to subsidiaries                             -                          (1,612)
    Net cash provided (required) by financing activities      403,970     (11,712)           5,032     (113,419)      (70,677)

 Effect of exchange rate changes on cash                          585

 Net increase (decrease) in cash and temporary
  cash investments from above activities                       13,182        -              (1,031)         399            91
 Cash and temporary cash investments, beginning of year        18,422        -               8,567          922         1,810
 Cash and temporary cash investments, end of year          $   31,604  $     -         $     7,536  $     1,321   $     1,901

 Supplemental Disclosure:
  Interest and preferred dividends paid                    $  281,057  $  (15,984)(A)  $     4,870  $   106,264   $    59,697
  Income taxes paid (refunded)                             $  153,599                               $    90,960   $    39,278
  New capital lease obligations incurred                   $   34,826                               $    32,694   $     1,417
  Common stock dividends declared but not paid             $   58,493                  $    58,493

 The notes to the consolidated financial statements of GPU, JCP&L, Met-Ed and Penelec, which are incorporated by reference from the respective annual reports on Form 10-K for the year ended December 31, 1996, are an integral part of the consolidating financial statements.

                                                                            -66-

                                                            GPU, Inc. and Subsidiary Companies
                                                           Consolidating Statement of Cash Flows
                                                       For the Twelve Months Ended December 31, 1996
                                                                       (In Thousands)

                                                           Pennsylvania    GPU         GPU         GPU          GPU
                                                             Electric   Generation   Service     Nuclear   International
                                                             Company       Inc.        Inc.        Inc.         Inc.
 Operating Activities:
  Net income                                                $    69,809                                     $   7,416
  Adjustments to reconcile income to cash provided:
    Equity in earnings of subsidiaries
    Equity in undistributed (earnings) losses of affiliates      89,021                                         1,993
    Depreciation and amortization                                                  $   4,021                      902
    Amortization of property under capital leases                 8,733                2,866
    Voluntary enhanced retirement programs                       33,626
    Nuclear outage maintenance costs, net                         3,099
    Deferred income taxes and investment tax credits, net        19,208  $(8,042)      3,217   $   1,743        8,613
    Deferred energy costs, net                                      731
    Accretion income
    Allowance for other funds used during construction             (173)
  Changes in working capital:
    Receivables                                                   7,845  (17,478)    (15,560)        954       (2,062)
    Materials and supplies                                        5,591
    Special deposits and prepayments                            (26,232)    (300)       (544)       (408)         658
    Payables and accrued liabilities                            (57,735)  67,618       9,944      (1,268)       2,519
    Due to/from affiliates                                        4,580  (48,954)      8,788      (3,539)      (2,033)
  Nonutility generation contract buyout costs                   (11,700)
  Other, net                                                     (7,746)  12,478        (289)      3,682      (19,911)
    Net cash provided (required) by operating activities        138,657    5,322      12,443       1,164       (1,905)

 Investing Activities:
  Cash construction expenditures                               (114,672)  (4,862)     (7,002)       (861)
  Contributions to decommissioning trusts                        (5,263)
  GPU International Group investments                                                                         (55,879)
  Other, net                                                       (684)    (455)     (6,899)       (322)      (6,480)
    Net cash (used for) provided by investing activities       (120,619)  (5,317)    (13,901)     (1,183)     (62,359)

 Financing Activities:
  Issuance of long-term debt                                     39,513               35,000                   62,300
  Increase (Decrease) in notes payable, net                      80,580                                        (1,800)
  Retirement of long-term debt                                  (75,009)             (30,700)
  Capital lease principal payments                               (8,418)              (2,865)
  Redemption of preferred stock of subsidiaries                 (14,527)
  Dividends paid on common stock
  Dividends paid on common stock - Internal                     (40,000)
  Dividends paid on preferred stock of subsidiaries              (1,544)
  Cash contributions to subsidiaries                                          50                                1,562
    Net cash provided (required) by financing activities        (19,405)      50       1,435                   62,062

 Effect of exchange rate changes on cash                                                                           10

 Net increase (decrease) in cash and temporary
  cash investments from above activities                         (1,367)      55         (23)        (19)      (2,192)
 Cash and temporary cash investments, beginning of year           1,367                   32          33        2,592
 Cash and temporary cash investments, end of year           $       -    $    55   $       9   $      14    $     400

 Supplemental Disclosure:
  Interest and preferred dividends paid                     $    63,162            $   3,189   $     269    $     783
  Income taxes paid (refunded)                              $    43,098  $ 1,633   $  (1,137)  $  (1,396)   $  (3,713)
  New capital lease obligations incurred                    $       715            $
  Common stock dividends declared but not paid

 The notes to the consolidated financial statements of GPU, JCP&L, Met-Ed and Penelec, which are incorporated by reference from the respective annual reports on Form 10-K for the year ended December 31, 1996, are an integral part of the consolidating financial statements.

                                                                            -67-

                                                            GPU, Inc. and Subsidiary Companies
                                                           Consolidating Statement of Cash Flows
                                                       For the Twelve Months Ended December 31, 1996
                                                                       (In Thousands)

                                                            GPU Power  GPU Electric
                                                               Inc.        Inc.
 Operating Activities:
  Net income                                               $      421   $   15,904
  Adjustments to reconcile income to cash provided:
    Equity in earnings of subsidiaries
    Equity in undistributed (earnings) losses of affiliates       277      (36,251)
    Depreciation and amortization                               6,140          377
    Amortization of property under capital leases
    Voluntary enhanced retirement programs
    Nuclear outage maintenance costs, net
    Deferred income taxes and investment tax credits, net        (832)       4,013
    Deferred energy costs, net
    Accretion income
    Allowance for other funds used during construction
  Changes in working capital:
    Receivables                                                (3,144)         (42)
    Materials and supplies
    Special deposits and prepayments                              381          508
    Payables and accrued liabilities                            2,288        2,642
    Due to/from affiliates                                      2,145          138
  Nonutility generation contract buyout costs
  Other, net                                                   (1,890)       3,454
    Net cash provided (required) by operating activities        5,786       (9,257)

 Investing Activities:
  Cash construction expenditures
  Contributions to decommissioning trusts
  GPU International Group investments                          (1,535)    (516,173)
  Other, net                                                    5,382        5,311
    Net cash (used for) provided by investing activities        3,847     (510,862)

 Financing Activities:
  Issuance of long-term debt                                    4,272      527,233
  Increase (Decrease) in notes payable, net
  Retirement of long-term debt                                 (2,999)      (1,326)
  Capital lease principal payments
  Redemption of preferred stock of subsidiaries
  Dividends paid on common stock
  Dividends paid on common stock - Internal
  Dividends paid on preferred stock of subsidiaries
  Cash contributions to subsidiaries
    Net cash provided (required) by financing activities        1,273      525,907

 Effect of exchange rate changes on cash                           15          560

 Net increase (decrease) in cash and temporary
  cash investments from above activities                       10,921        6,348
 Cash and temporary cash investments, beginning of year           175        2,924
 Cash and temporary cash investments, end of year           $  11,096   $    9,272

 Supplemental Disclosure:
  Interest and preferred dividends paid                     $   1,920   $   24,919
  Income taxes paid (refunded)                                   (904)     (14,220)
  New capital lease obligations incurred
  Common stock dividends declared but not paid

 The notes to the consolidated financial statements of GPU, JCP&L, Met-Ed and Penelec, which are incorporated by reference from the respective annual reports on Form 10-K for the year ended December 31, 1996, are an integral part of the consolidating financial statements.


                                                                            -68-

  Exhibits

  A.     Annual Reports

         The following documents are incorporated by reference:

  A-1 GPU, Inc. - Annual Report on Form 10-K for 1996 (File No. 1-6047) Jersey Central Power & Light Company - Annual Report on Form 10-K for 1996 (File No. 1-3141)
         Metropolitan Edison Company - Annual Report on Form 10-K for 1996 (File No. 1-446)
         Pennsylvania Electric Company - Annual Report on Form 10-K for 1996 (File No. 1-3522)


  B. Certificates of Incorporation, Articles of Incorporation, By-Laws, Partnership Agreements and Other Organizational Documents

         GPU, GPU Genco, GPUS & GPUN

  B-1 Articles of Incorporation of GPU, as amended through March 27, 1990 - incorporated by reference to Exhibit 3-A to GPU's Annual Report on Form 10-K for 1989, File No. 1-6047.

  B-2 Articles of Amendment to Articles of Incorporation of GPU, dated as of May 5, 1995 - incorporated by reference to Exhibit A-4, Certificate Pursuant to Rule 24, File No. 70-8569.

  B-3 Articles of Incorporation of GPU, Inc. as amended August 1, 1996 - incorporated by reference to Exhibit 3-A-2 to GPU, Inc.'s Annual Report on Form 10-K for 1996, File No. 1-6047.

  B-4    Articles of Incorporation of GPUS, as amended through April 27, 1994
         - incorporated by reference to Exhibit A-1 to Application on Form U-1, File No. 70-4990.

  B-5    Articles of Incorporation of GPUS, as amended August 1, 1996.

  B-6 Certificate of Incorporation of GPUN, dated as of September 5, 1980 - incorporated by reference to Exhibit A-1 to Application on Form U-1, File No. 70-6443.

  B-7 Certificate of Amendment to the Certificate of Incorporation of GPUN dated August 1, 1996.

  B-8 Articles of Incorporation of GPU Genco, dated as of April 11, 1994 - incorporated by reference to Exhibit A-1(a), Certificate Pursuant to Rule 24, SEC File No. 70-8409.

  B-9    Articles of Incorporation of GPU Genco, as amended August 1, 1996.

  B-10 Articles of Incorporation of Saxton Nuclear Experimental Corporation, dated as of March 29, 1974 - incorporated by reference to Exhibit B-12 to GPU's Annual Report on Form U5S for the year 1988, File No. 30-126.

  B-11 Amended By-Laws of GPU, dated as of June 7, 1990 - incorporated by reference to Exhibit 3-A to GPU's Annual Report on Form 10-K for 1990, File No. 1-6047.

  B-12 Amended By-Laws of GPUS, dated as of April 27, 1994 - incorporated by reference to Exhibit 3-A to GPU's Annual Report on Form 10-K for 1994, File No. 1-6047.

  Exhibits

         GPU, GPU Genco, GPUS & GPUN

  B-13 Amended By-Laws of GPUN, dated as of April 29, 1993 - incorporated by reference to Exhibit 3-A to GPU's Annual Report on Form 10K for 1993, File No. 1-6047.

  B-14 Amended By-Laws of GPU Genco, dated as of February 12, 1996 - incorporated by reference to Exhibit A-2(a), Certificate Pursuant to Rule 24, File No. 70-8409.

  B-15 Amended By-Laws of Saxton, dated as of March 30, 1984 - incorporated by reference to Exhibit A-1(e) to Application on Form U-1, File No. 70-7398.

  B-16 Amendment to Section 37 of the By-Laws of Saxton, dated as of August 27, 1987 - incorporated by reference to Exhibit A-2(b), Certificate Pursuant to Rule 24, File No. 70-7398.

  B-17 Generating Station Operating Agreement among JCP&L, Met-Ed, Penelec and GPU Genco, dated as of March 1, 1996 - incorporated by reference to Exhibit B, Certificate Pursuant to Rule 24, File No. 70-8409.

         JCP&L

  B-18 Restated Certificate of Incorporation of JCP&L, dated as of May 26, 1982 - incorporated by reference to Exhibit 3-A to JCP&L's Annual Report on Form 10-K for 1990, File No. 1-3141.

  B-19 Certificate of Amendment to Restated Certificate of Incorporation of JCP&L, dated as of June 19, 1992 - incorporated by reference to Exhibit A-2(a), Certificate Pursuant to Rule 24, File No. 70-7949.

  B-20 Certificate of Amendment to Restated Certificate of Incorporation of JCP&L, dated as of June 19, 1992 - incorporated by reference to Exhibit A-2(a)(i), Certificate Pursuant to Rule 24, File No. 70-7949.

  B-21 Certificate of Incorporation of JCP&L Preferred Capital, Inc., dated as of February 21, 1995 - incorporated by reference to Exhibit A-1, Application on Form U-1, File No. 70-8495.

  B-22 Amended By-Laws of JCP&L, dated as of May 25, 1993 - incorporated by reference to Exhibit 3-B to JCP&L's Annual Report on Form 10-K for 1993, File No. 1-3141.

  B-23 By-Laws of JCP&L Preferred Capital, Inc., dated as of February 21, 1995 - incorporated by reference to Exhibit A-2, Application on Form U-1, File No. 70-8495.

  B-24 Amended and Restated Limited Partnership Agreement of JCP&L Capital, L.P., dated as of May 11, 1995 - incorporated by reference to Exhibit A-5(a), Certificate Pursuant to Rule 24, File No. 70-8495.

  B-25 Action Creating Series A Preferred Securities of JCP&L Capital, L.P., dated as of May 11, 1995 - incorporated by reference to Exhibit A-6(a), Certificate Pursuant to Rule 24, File No. 70-8495.

  Exhibits

         JCP&L

  B-26 Payment and Guarantee Agreement of JCP&L, dated as of May 18, 1995 - incorporated by reference to Exhibit B-1(a), Certificate Pursuant to Rule 24, File No. 70-8495.

         Met-Ed

  B-27 Restated Articles of Incorporation of Met-Ed, dated as of April 3, 1992 - incorporated by reference to Exhibit B-18 to GPU's Annual Report on Form U5S for the year 1991, File No. 30-126.

  B-28 Articles of Incorporation of York Haven Power Company, dated as of December 18, 1967 - incorporated by reference to Exhibit B-15 to GPU's Annual Report on Form U5S for the year 1988, File No. 30-126.

  B-29 Certificate of Incorporation of Met-Ed Preferred Capital, Inc., dated as of May 6, 1994 - incorporated by reference to Exhibit 3-C to Registration Statement on Form S-3, Registration No. 33-53673.

  B-30 Amended By-Laws of Met-Ed, dated as of July 27, 1995 - incorporated by reference to Exhibit 3-F to GPU's Annual Report on Form 10-K for 1995, File No. 1-6047.

  B-31 Amended By-Laws of York Haven Power Company, dated as of January 1, 1985 - incorporated by reference to Exhibit A-1(d), Application on Form U-1, File No. 70-7398.

  B-32 Amendment to Section 29 of the By-Laws of York Haven Power Company, dated as of September 8, 1987 - incorporated by reference to Exhibit A-2(a), Certificate Pursuant to Rule 24, File No. 70-7398.

  B-33 By-Laws of Met-Ed Preferred Capital, Inc., dated as of May 6, 1994 - incorporated by reference to Exhibit A-2, Application on Form U-1, File No. 70-8401.

  B-34 Amended and Restated Limited Partnership Agreement of Met-Ed Capital, L.P., dated as of August 16, 1994 - incorporated by reference to Exhibit A-5(a), Certificate Pursuant to Rule 24, File No. 70-8401.

  B-35 Action Creating Series A Preferred Securities of Met-Ed Capital, L.P., dated as of August 16, 1994 - incorporated by reference to Exhibit A-6(a), Certificate Pursuant to Rule 24, File No. 70-8401.

  B-36 Payment and Guarantee Agreement of Met-Ed, dated as of August 23, 1994 - incorporated by reference to Exhibit B-1(a), Certificate Pursuant to Rule 24, File No. 70-8401.

         Penelec

  B-37 Restated Articles of Incorporation of Penelec, as amended through March 10, 1992 - incorporated by reference to Exhibit 3-A to Penelec's Annual Report on Form 10-K for 1991, File No. 1-3522.

  B-38 Articles of Incorporation of Nineveh Water Company (formerly Penelec Water Company), dated as of May 22, 1920 - incorporated by reference to Exhibit B-36 to GPU's Annual Report on Form U5S for the year 1988, File No. 30-126.

  Exhibits

         Penelec

  B-39 Certificate of Incorporation of Penelec Preferred Capital, Inc., dated as of May 9, 1994 - incorporated by reference to Exhibit 3-C to Registration Statement on Form S-3, Registration No. 33-53677.

  B-40 Amended By-Laws of Penelec, dated as of July 27, 1995 - incorporated by reference to Exhibit 3-H to GPU's Annual Report on Form 10-K for 1995, File No. 1-6047.

  B-41 By-Laws of Nineveh Water Company, dated as of May 22, 1920 - incorporated by reference to Exhibit A-1(c), Application on Form U-1, File No. 70-7398.

  B-42 Amendment to Article V, Section 6 of the By-Laws of Nineveh Water Company, dated as of August 27, 1987 - incorporated by reference to Exhibit A-1 (c), Certificate Pursuant to Rule 24, File No. 70-7398.

  B-43 By-Laws of Penelec Preferred Capital, Inc., dated as of May 9, 1994 - incorporated by reference to Exhibit A-2, Application on Form U-1, File No. 70-8403.

  B-44 Amended and Restated Limited Partnership Agreement of Penelec Capital, L.P., dated as of June 27, 1994 - incorporated by reference to Exhibit A-5(a), Certificate Pursuant to Rule 24, File No. 70-8403.

  B-45 Action Creating Series A Preferred Securities of Penelec Capital, L.P., dated as of June 27, 1994 - incorporated by reference to Exhibit A-6(a), Certificate Pursuant to Rule 24, File No. 70-8403.

  B-46   Payment and Guarantee Agreement of Penelec, dated as of July 5, 1994
         - incorporated by reference to Exhibit B-1(a), Certificate Pursuant to Rule 24, File No. 70-8403.

         GPU International Group

  B-47 Amended and Restated Certificate of Incorporation of EI, dated as of September 14, 1990 - incorporated by reference to Exhibit B-5 to GPU's Annual Report on Form U5S for the year 1990, File No. 30-126.

  B-48 Certificate of Amendment of Certificate of Incorporation of Energy Initiatives, Inc., dated as of August 1, 1996 to change the name of the company to GPU International, Inc.

  B-49 Certificate of Incorporation of Elmwood Energy Corporation, dated as of February 13, 1987 - incorporated by reference to Exhibit B-11 to GPU's Annual Report on Form U5S for the year 1988, File No. 30-126.

  B-50 Certificate of Incorporation of Camchino Energy Corporation, dated as of April 26, 1989 - incorporated by reference to Exhibit B-7 to GPU's Annual Report on Form U5S for the year 1989, File No. 30-126.

  B-51 Certificate of Incorporation of OLS Acquisition Corporation, dated as of May 3, 1989 - incorporated by reference to Exhibit B-8 to GPU's Annual Report on Form U5S for the year 1989, File No. 30-126.

  Exhibits

         GPU International Group

  B-52 Articles of Incorporation of OLS Energy - Berkeley, dated as of September 5, 1985 - incorporated by reference to Exhibit B-9 to GPU's Annual Report on Form U5S for the year 1989, File No. 30-126.

  B-53 Articles of Incorporation of OLS Energy - Camarillo, dated as of August 8, 1984 - incorporated by reference to Exhibit B-10 to GPU's Annual Report on Form U5S for the year 1989, File No. 30-126.

  B-54 Articles of Incorporation of OLS Energy - Chino, dated as of August 8, 1984 - incorporated by reference to Exhibit B-11 to GPU's Annual Report on Form U5S for the year 1989, File No. 30-126.

  B-55 Certificate of Incorporation of Armstrong Energy Corporation, dated as of July 14, 1988 - incorporated by reference to Exhibit B-14 to GPU's Annual Report on Form U5S for the year 1989, File No. 30-126.

  B-56 Certificate of Incorporation of Geddes Cogeneration Corporation, dated as of March 23, 1989- incorporated by reference to Exhibit B-16 to GPU's Annual Report on Form U5S for the year 1989, File No. 30-126.

  B-57 Articles of Incorporation of North Canadian Power, Inc., dated as of November 21, 1989 - incorporated by reference to Exhibit B-13 to GPU's Annual Report on Form U5S for the year 1994, File No. 30-126.

  B-58 Certificate of Amendment of Articles of Incorporation of North Canadian Power, Inc., dated as of May 18, 1994, to change to name of the company to NCP Energy, Inc. - incorporated by reference to Exhibit B-14 to GPU's Annual Report on Form U5S for the year 1994, File No. 30-126.

  B-59 Certificate of Incorporation of NCP Lake Power, Inc., dated as of May 23, 1991 - incorporated by reference to Exhibit B-15 to GPU's Annual Report on Form U5S for the year 1994, File No. 30-126.

  B-60 Certificate of Incorporation of NCP Gem, Inc., dated as of May 23, 1991 - incorporated by reference to Exhibit B-16 to GPU's Annual Report on Form U5S for the year 1994, File No. 30-126.

  B-61 Certificate of Incorporation of Umatilla Groves, Inc., dated as of June 17, 1992 - incorporated by reference to Exhibit B-17 to GPU's Annual Report on Form U5S for the year 1994, File No. 30-126.

  B-62 Certificate of Incorporation of NCP Dade Power, Inc., dated as of May 23, 1991 - incorporated by reference to Exhibit B-18 to GPU's Annual Report on Form U5S for the year 1994, File No. 30-126.

  B-63 Certificate of Incorporation of NCP Pasco, Inc., dated as of May 23, 1991 - incorporated by reference to Exhibit B-19 to GPU's Annual Report on Form U5S for the year 1994, File No. 30-126.

  Exhibits

         GPU International Group

  B-64 Articles of Incorporation of ADA Management Corporation, dated as of November 20, 1990 - incorporated by reference to Exhibit B-20 to GPU's Annual Report on Form U5S for the year 1994, File No. 30-126.

  B-65 Certificate of Amendment of Articles of Incorporation of ADA Management Corporation, dated as of July 31, 1993 to change the name of the company to Commerce Cogeneration Corporation - incorporated by reference to Exhibit B-21 to GPU's Annual Report on Form U5S for the year 1994, File No. 30-126.

  B-66 Certificate of Amendment of Articles of Incorporation of Commerce Cogeneration Corporation, dated as of July 31, 1993 to change the name of the company to NCP ADA Power, Inc. - incorporated by reference to Exhibit B-22 to GPU's Annual Report on Form U5S for the year 1994, File No. 30-126.

  B-67 Certificate of Incorporation of NCP Brooklyn Power, Inc., dated as of July 9, 1993 - incorporated by reference to Exhibit B-23 to GPU's Annual Report on Form U5S for the year 1994, File No. 30-126.

  B-68 Articles of Incorporation of Trigen Power Company, dated as of December 23, 1988 - incorporated by reference to Exhibit B-24 to GPU's Annual Report on Form U5S for the year 1994, File No. 30-126.

  B-69 Certificate of Amendment of Articles of Incorporation of Trigen Power Company, dated as of February 21, 1991 to change the name of the company to ADA Power Company - incorporated by reference to Exhibit B-25 to GPU's Annual Report on Form U5S for the year 1994, File No. 30-126.

  B-70 Certificate of Amendment of Articles of Incorporation of ADA Power Company, dated as of August 31, 1993 to change the name of the company to NCP Commerce Power, Inc. - incorporated by reference to Exhibit B-26 to GPU's Annual Report on Form U5S for the year 1994, File No. 30-126.

  B-71 Certificate of Incorporation of NCP Houston Power, Inc., dated as of December 1, 1993 - incorporated by reference to Exhibit B-27 to GPU's Annual Report on Form U5S for the year 1994, File No. 30-126.

  B-72 Certificate of Incorporation of NCP Perry, Inc., dated as of December 1, 1993 - incorporated by reference to Exhibit B-28 to GPU's Annual Report on Form U5S for the year 1994, File No. 30-126.

  B-73 Certificate of Incorporation of NCP New York, Inc., dated as of July 9, 1993 - incorporated by reference to Exhibit B-29 to GPU's Annual Report on Form U5S for the year 1994, File No. 30-126.

  B-74 Certificate of Incorporation of EI Selkirk, Inc., dated as of October 31, 1994 - incorporated by reference to Exhibit B-30 to GPU's Annual Report on Form U5S for the year 1994, File No. 30-126.

  Exhibits

         GPU International Group

  B-75 Certificate of Incorporation of EI Fuels Corporation, dated as of August 9, 1990 - incorporated by reference to Exhibit B-17 to GPU's Annual Report on Form U5S for the year 1993, File No. 30-126

  B-76 Certificate of Incorporation of EI Power, Inc., dated as of March 15, 1994 - incorporated by reference to Exhibit B-41 to GPU's Annual Report on Form U5S for the year 1994, File No. 30-126.

  B-77 Certificate of Amendment of Certificate of Incorporation of EI Power, Inc., dated as of August 1, 1996 to change the name of the company to GPU Power, Inc.

  B-78 Certificate of Incorporation of Bermuda Hundred Energy, Inc., dated as of July 25, 1989 - incorporated by reference to Exhibit B-12 to GPU's Annual Report on Form U5S for the year 1989, File No. 30-126.

  B-79 Certificate of Amendment to Certificate of Incorporation of Bermuda Hundred Energy, Inc., dated as of March 16, 1993 - incorporated by reference to Exhibit B-12-1 to GPU's Annual Report on Form U5S for the year 1992, File No. 30-126.

  B-80 Certificate of Amendment of the Certificate of Incorporation of Bermuda Hundred Energy, Inc., dated as of March 16, 1993 to change the name of the corporation to Hanover Energy Corporation - incorporated by reference to Exhibit B-14 to GPU's Annual Report on Form U5S for the year 1993, File No. 30-126.

  B-81 Certificate of Incorporation of EI Power (China), Inc., dated as of September 20, 1994 - incorporated by reference to Exhibit B-45 to GPU's Annual Report on Form U5S for the year 1994, File No. 30-126.

  B-82 Certificate of Incorporation of EI Power (China) I, Inc., dated as of September 20, 1994 - incorporated by reference to Exhibit B-46 to GPU's Annual Report on Form U5S for the year 1994, File No. 30-126.

  B-83 Certificate of Incorporation of EI Power (China) II, Inc., dated as of September 20, 1994 - incorporated by reference to Exhibit B-47 to GPU's Annual Report on Form U5S for the year 1994, File No. 30-126.

  B-84 Certificate of Incorporation of EI Power (China) III, Inc., dated as of September 20, 1994 - incorporated by reference to Exhibit B-47 to GPU's Annual Report on Form U5S for the year 1994, File No. 30-126.

  B-85 Certificate of Incorporation of Austin Cogeneration Corporation, dated as of January 27, 1995 - incorporated by reference to Exhibit B-79 to GPU, Inc.'s Annual Report on Form U5S for the year 1995, File No. 30-126.

  B-86 Certificate of Incorporation of Guaracachi America, Inc., dated as of July 13, 1995 - incorporated by reference to Exhibit B-80 to GPU, Inc.'s Annual Report on Form U5S for the year 1995, File No. 30-126.

  Exhibits

         GPU International Group

  B-87 By-Laws of Incorporation of EI Services Colombia, Ltda. (Public Deed No. 2798), dated as of August 11, 1995 - incorporated by reference to Exhibit B-81 to GPU, Inc.'s Annual Report on Form U5S for the year 1995, File No. 30-126.

  B-88 Amendment to the By-Laws of Incorporation of EI Services Colombia, Ltda. dated as of August 9, 1996 to change the name of the company to GPU International Latin America, Ltda.

  B-89 By-Laws of Incorporation of Empresa Guaracachi S.A., effective as of July 13, 1995 - incorporated by reference to Exhibit B-82 to GPU, Inc.'s Annual Report on Form U5S for the year 1995, File No. 30-126.

  B-90 Certificate of Incorporation of EI Barranquilla, Inc., dated as of July 10, 1995 - incorporated by reference to Exhibit B-83 to GPU, Inc.'s Annual Report on Form U5S for the year 1995, File No. 30-126.

  B-91   By-Laws of Incorporation of Termobarranquilla S.A. (Public Deed No.
         9994), dated as of October 14, 1994 - incorporated by reference to Exhibit B-84 to GPU, Inc.'s Annual Report on Form U5S for the year 1995, File No. 30-126.

  B-92 Certificate of Incorporation of Barranquilla Lease Holding, Inc., dated as of August 7, 1995 - incorporated by reference to Exhibit B-85 to GPU, Inc.'s Annual Report on Form U5S for the year 1995, File No. 30-126.

  B-93 Certificate of Incorporation of Los Amigos Leasing Company, Ltd., dated as of August 18, 1995 - incorporated by reference to Exhibit B-86 to GPU, Inc.'s Annual Report on Form U5S for the year 1995, File No. 30-126.

  B-94 Certificate of Incorporation of International Power Advisors, Inc., dated as of August 14, 1995 - incorporated by reference to Exhibit B-87 to GPU, Inc.'s Annual Report on Form U5S for the year 1995, File No. 30-126.

  B-95 Certificate of Incorporation of Colombian Installations, Inc., dated as of September 8, 1995 - incorporated by reference to Exhibit B-88 to GPU, Inc.'s Annual Report on Form U5S for the year 1995, File No. 30-126.

  B-96 Certificate of Amendment of Certificate of Incorporation of Colombian Installations, Inc., dated as of August 26, 1996 to change the name of the company to GPU Power Philippines, Inc.

  B-97 Certificate of Incorporation of EI Energy, Inc., dated as of October 18, 1995 - incorporated by reference to Exhibit B-89 to GPU, Inc.'s Annual Report on Form U5S for the year 1995, File No. 30-126.

  B-98 Certificate of Amendment of Certificate of Incorporation of EI Energy, Inc., dated as of August 1, 1996 to change the name of the company to GPU Electric, Inc.

  Exhibits

         GPU International Group

  B-99 Certificate of Incorporation of Victoria Electric, Inc., dated as of October 18, 1995 - incorporated by reference to Exhibit B-90 to GPU, Inc.'s Annual Report on Form U5S for the year 1995, File No. 30-126.

  B-100 Certificate of Incorporation of EI Services, Inc., dated as of October 7, 1993 - incorporated by reference to Exhibit B-91 to GPU, Inc.'s Annual Report on Form U5S for the year 1995, File No. 30-126.

  B-101 Certificate of Amendment to Certificate of Incorporation of EI Services, Inc., dated as of August 7, 1995 - incorporated by reference to Exhibit B-92 to GPU, Inc.'s Annual Report on Form U5S for the year 1995, File No. 30-126.

  B-102 Certificate of Incorporation of Victoria Electric Holdings, Inc., dated as of June 17, 1996.

  B-103 Certificate of Incorporation of EI UK Holdings, Inc., dated as of April 30, 1996.

  B-104 Memorandum and Articles of Association of Avon Energy Partners Holdings, dated as of May 2, 1996.

  B-105 Memorandum and Articles of Association of Avon Energy Partners plc, dated as of April 29, 1996.

  B-106 Memorandum of Association of Midlands Electricity plc, dated as of March 9, 1989.

  B-107 Articles of Association of Midlands Electricity plc, adopted on December 13, 1996.

  B-108 Certificate of Filing of Amended Articles of Incorporation of Magellan Utilities Development Corporation, adopted on March 14, 1994.

  B-109 Certificate of Incorporation of GPUI Lake Holdings, Inc., dated December 30, 1996.

  B-110 Amended By-Laws of EI (subsequently renamed GPU International, Inc.), dated as of May 14, 1993 - incorporated by reference to Exhibit B-27 to GPU's Annual Report on Form U5S for the year 1993, File No. 30-126.

  B-111 Amended By-Laws of Elmwood Energy Corporation, adopted as of May 14, 1992 - incorporated by reference to Exhibit B-26 to GPU's Annual Report on Form U5S for the year 1992, File No. 30-126.

  B-112  By-Laws of Camchino Energy Corporation, adopted as of April 26, 1989
         - incorporated by reference to Exhibit B-53 to GPU's Annual Report on Form U5S for the year 1989, File No. 30-126.

  B-113 By-Laws of OLS Acquisition Corporation, adopted as of May 3, 1989 - incorporated by reference to Exhibit B-54 to GPU's Annual Report on Form U5S for the year 1989, File No. 30-126.

  Exhibits

         GPU International Group

  B-114 By-Laws of OLS Energy - Berkeley, adopted as of August 25, 1989 - incorporated by reference to Exhibit B-55 to GPU's Annual Report on Form U5S for the year 1989, File No. 30-126.

  B-115 By-Laws of OLS Energy - Camarillo, adopted as of August 25, 1989 - incorporated by reference to Exhibit B-56 to GPU's Annual Report on Form U5S for the year 1989, File No. 30-126.

  B-116 By-Laws of OLS Energy - Chino, adopted as of August 25, 1989 - incorporated by reference to Exhibit B-57 to GPU's Annual Report on Form U5S for the year 1989, File No. 30-126.

  B-117 Amended By-Laws of Armstrong Energy Corporation, adopted as of May 14, 1992 - incorporated by reference to Exhibit B-33 to GPU's Annual Report on Form U5S for the year 1992, File No. 30-126.

  B-118 Amended By-Laws of Geddes Cogeneration Corporation, adopted as of May 14, 1992 - incorporated by reference to Exhibit B-34 to GPU's Annual Report on Form U5S for the year 1992, File No. 30-126.

  B-119 By-Laws of North Canadian Power, Inc. (subsequently renamed NCP Energy, Inc.), adopted as of December 27, 1989 - incorporated by reference to Exhibit B-70 to GPU's Annual Report on Form U5S for the year 1994, File No. 30-126.

  B-120 By-Laws of NCP Lake Power, Inc., adopted as of May 23, 1991 - incorporated by reference to Exhibit B-71 to GPU's Annual Report on Form U5S for the year 1994, File No. 30-126.

  B-121 By-Laws of NCP Gem, Inc., adopted as of May 23, 1991 - incorporated by reference to Exhibit B-72 to GPU's Annual Report on Form U5S for the year 1994, File No. 30-126.

  B-122 By-Laws of Umatilla Groves, Inc., adopted as of June 18, 1992 - incorporated by reference to Exhibit B-73 to GPU's Annual Report on Form U5S for the year 1994, File No. 30-126.

  B-123 By-Laws of NCP Dade Power, Inc., adopted as of May 23, 1991 - incorporated by reference to Exhibit B-74 to GPU's Annual Report on Form U5S for the year 1994, File No. 30-126.

  B-124 By-Laws of NCP Pasco, Inc., adopted as of May 23, 1991 - incorporated by reference to Exhibit B-75 to GPU's Annual Report on Form U5S for the year 1994, File No. 30-126.

  B-125 By-Laws of Commerce Cogeneration Corporation, as amended through October 3, 1992 (formerly known as ADA Management Corporation) - subsequently renamed NCP ADA Power, Inc. - incorporated by reference to Exhibit B-76 to GPU's Annual Report on Form U5S for the year 1994, File No. 30-126.

  Exhibits

         GPU International Group

  B-126 By-Laws of NCP Brooklyn Power, Inc., adopted as of July 10, 1993 - incorporated by reference to Exhibit B-77 to GPU's Annual Report on Form U5S for the year 1994, File No. 30-126.

  B-127 By-Laws of Trigen Power Company (successively renamed ADA Power Company and NCP Commerce Power, Inc.), adopted as of December 30, 1988 - incorporated by reference to Exhibit B-78 to GPU's Annual Report on Form U5S for the year 1994, File No. 30-126.

  B-128 By-Laws of NCP Houston Power, Inc., adopted as of December 3, 1993 - incorporated by reference to Exhibit B-79 to GPU's Annual Report on Form U5S for the year 1994, File No. 30-126.

  B-129 By-Laws of NCP Perry, Inc., December 3, 1993 - incorporated by reference to Exhibit B-80 to GPU's Annual Report on Form U5S for the year 1994, File No. 30-126.

  B-130 By-Laws of NCP New York, Inc., adopted as of July 10, 1993 - incorporated by reference to Exhibit B-81 to GPU's Annual Report on Form U5S for the year 1994, File No. 30-126.

  B-131 By-Laws of EI Selkirk, Inc., adopted as of November 1, 1994 - incorporated by reference to Exhibit B-82 to GPU's Annual Report on Form U5S for the year 1994, File No. 30-126.

  B-132 By-Laws of EI Cayman (subsequently renamed EI International), dated as of June 16, 1993 - incorporated by reference to Exhibit B-87 to GPU's Annual Report on Form U5S for the year 1994, File No. 30-126.

  B-133 By-Laws of EI Fuels Corporation, dated as of May 14, 1993 - incorporated by reference to Exhibit B-37 to GPU's Annual Report on Form U5S for the year 1993, File No. 30-126.

  B-134 By-Laws of EI Power, Inc. (subsequently renamed GPU Power, Inc.), dated as of May 2, 1994 - incorporated by reference to Exhibit B-89 to GPU's Annual Report on Form U5S for the year 1994, File No. 30-126.

  B-135 Amended By-Laws of Hanover Energy Corporation (formerly Bermuda Hundred Energy, Inc.), dated as of March 16, 1993 - incorporated by reference to Exhibit B-32 to GPU's Annual Report on Form U5S for the year 1992, File No. 30-126.

  B-136 By-Laws of EI Power (China), Inc., adopted as of September 22, 1994 - incorporated by reference to Exhibit B-91 to GPU's Annual Report on Form U5S for the year 1994, File No. 30-126.

  B-137  By-Laws of EI Power (China) I, Inc., adopted as of September 22, 1994
         - incorporated by reference to Exhibit B-92 to GPU's Annual Report on Form U5S for the year 1994, File No. 30-126.

  Exhibits

         GPU International Group

  B-138 By-Laws of EI Power (China) II, Inc., adopted as of September 22, 1994 - incorporated by reference to Exhibit B-93 to GPU's Annual Report on Form U5S for the year 1994, File No. 30-126.

  B-139 By-Laws of EI Power (China) III, Inc., adopted as of September 22, 1994 - incorporated by reference to Exhibit B-94 to GPU's Annual Report on Form U5S for the year 1994, File No. 30-126.

  B-140 By-Laws of Austin Cogeneration Corporation, adopted as of January 27, 1995 - incorporated by reference to Exhibit B-123 to GPU, Inc.'s Annual Report on Form U5S for the year 1995, File No. 30-126.

  B-141 By-Laws of Guaracachi America, Inc., adopted as of July 13, 1995 - incorporated by reference to Exhibit B-124 to GPU, Inc.'s Annual Report on Form U5S for the year 1995, File No. 30-126.

  B-142 By-Laws of EI Barranquilla, Inc., adopted as of December 29, 1995 - incorporated by reference to Exhibit B-125 to GPU, Inc.'s Annual Report on Form U5S for the year 1995, File No. 30-126.

  B-143 By-Laws of Barranquilla Lease Holding, Inc., adopted as of December 29, 1995 - incorporated by reference to Exhibit B-126 to GPU, Inc.'s Annual Report on Form U5S for the year 1995, File No. 30-126.

  B-144 By-Laws of Los Amigos Leasing Company, Ltd., dated as of August 18, 1995 - incorporated by reference to Exhibit B-127 to GPU, Inc.'s Annual Report on Form U5S for the year 1995, File No. 30-126.

  B-145 By-Laws of International Power Advisors, Inc., adopted as of August 16, 1995 - incorporated by reference to Exhibit B-128 to GPU, Inc.'s Annual Report on Form U5S for the year 1995, File No. 30-126.

  B-146 By-Laws of Colombian Installations, Inc., adopted as of September 9, 1995 - incorporated by reference to Exhibit B-129 to GPU, Inc.'s Annual Report on Form U5S for the year 1995, File No. 30-126.

  B-147 By-Laws of EI Energy, Inc. (subsequently renamed GPU Electric, Inc.), dated as of October 20, 1995 - incorporated by reference to Exhibit B-130 to GPU, Inc.'s Annual Report on Form U5S for the year 1995, File No. 30-126.

  B-148 By-Laws of Victoria Electric, Inc., adopted as of October 20, 1995 - incorporated by reference to Exhibit B-131 to GPU, Inc.'s Annual Report on Form U5S for the year 1995, File No. 30-126.

  B-149  By-Laws of Victoria Electric Holdings, Inc., adopted as of June 17,
         1996.

  B-150  By-Laws of EI UK Holdings, Inc., adopted as of April 30, 1996.

  B-151 Certificate of Filing of Amended By-Laws of Magellan Utilities Development Corporation adopted on September 29, 1994.

  Exhibits

         GPU International Group

  B-152  By-Laws of GPUI Lake Holdings, Inc., adopted as of December 30, 1996.

  B-153 Memorandum of Association of 2322117 Nova Scotia Limited, dated as of December 22, 1993 - incorporated by reference to Exhibit B-33 to GPU's Annual Report on Form U5S for the year 1994, File No. 30-126.

  B-154 Certificate of Amendment of the Memorandum of Association of 2322117 Nova Scotia Limited, dated as of February 17, 1994 to change the name of the company to EI Brooklyn Power Limited - incorporated by reference to Exhibit B-34 to GPU's Annual Report on Form U5S for the year 1994, File No. 30-126.

  B-155 Memorandum of Association of 2322120 Nova Scotia Limited, dated as of December 22, 1993 - incorporated by reference to Exhibit B-35 to GPU's Annual Report on Form U5S for the year 1994, File No. 30-126.

  B-156 Certificate of Amendment of the Memorandum of Association of 2322120 Nova Scotia Limited, dated as of February 17, 1994 to change the name of the company to EI Services Canada Limited - incorporated by reference to Exhibit B-36 to GPU's Annual Report on Form U5S for the year 1994, File No. 30-126.

  B-157 Memorandum of Association of 2322133 Nova Scotia Limited, dated as of December 22, 1993 - incorporated by reference to Exhibit B-31 to GPU's Annual Report on Form U5S for the year 1994, File No. 30-126.

  B-158 Certificate of Amendment of the Memorandum of Association of 2322133 Nova Scotia Limited, dated as of February 17, 1994 to change the name of the company to EI Canada Holding Limited - incorporated by reference to Exhibit B-32 to GPU's Annual Report on Form U5S for the year 1994, File No. 30-126.

  B-159 Memorandum of Association of 2285241 Nova Scotia Limited, dated as of March 3, 1994 - incorporated by reference to Exhibit B-37 to GPU's Annual Report on Form U5S for the year 1994, File No. 30-126.

  B-160 Certificate of Amendment of the Memorandum of Association of 2285241 Nova Scotia Limited, dated as of April 7, 1995 to change the name of the company to EI Brooklyn Investments Limited - incorporated by reference to Exhibit B-38 to GPU's Annual Report on Form U5S for the year 1994, File No. 30-126.

  B-161 Memorandum of Association of EI Cayman (subsequently renamed EI International), dated as of June 16, 1993 - incorporated by reference to Exhibit B-39 to GPU's Annual Report on Form U5S for the year 1994, File No. 30-126.

  B-162  Memorandum of Association of Solaris Power, dated as of May 11, 1994
         - incorporated by reference to Exhibit B-141 to GPU, Inc.'s Annual Report on Form U5S for the year 1995, File No. 30-126.

  Exhibits

         GPU International Group

  B-163 Memorandum of Association of EI Australia Services Pty Ltd, (subsequently renamed GPU International Australia Pty Ltd), effective as of October 26, 1995 - incorporated by reference to Exhibit B-142 to GPU, Inc.'s Annual Report on Form U5S for the year 1995, File No. 30-126.

  B-164 Articles of Association of 2322133 Nova Scotia Limited (subsequently renamed EI Canada Holding Limited), adopted as of December 22, 1993 - incorporated by reference to Exhibit B-83 to GPU's Annual Report on Form U5S for the year 1994, File No. 30-126.

  B-165 Articles of Association of 2322117 Nova Scotia Limited (subsequently renamed EI Brooklyn Power Limited), adopted as of December 22, 1993 - incorporated by reference to Exhibit B-84 to GPU's Annual Report on Form U5S for the year 1994, File No. 30-126.

  B-166 Articles of Association of 2322120 Nova Scotia Limited (subsequently renamed EI Services Canada Limited), adopted as of December 22, 1993
         - incorporated by reference to Exhibit B-85 to GPU's Annual Report on Form U5S for the year 1994, File No. 30-126.

  B-167 Articles of Association of 2285241 Nova Scotia, Ltd. (subsequently renamed EI Brooklyn Investment, Limited), adopted as of March 3, 1994
         - incorporated by reference to Exhibit B-86 to GPU's Annual Report on Form U5S for the year 1994, File No. 30-126.

  B-168 Articles of Association of Solaris Power, adopted as of November 22, 1995 - incorporated by reference to Exhibit B-147 to GPU, Inc.'s Annual Report on Form U5S for the year 1995, File No. 30-126.

  B-169 Articles of Association of EI Australia Services Pty Ltd, adopted as of October 26, 1995 - incorporated by reference to Exhibit B-148 to GPU, Inc.'s Annual Report on Form U5S for the year 1995, File No. 30-126.

  B-170 Agreement of Limited Partnership of Ada Cogeneration Limited Partnership, dated as of November 26, 1990, as amended - incorporated by reference to Exhibit B-6(a)(i)-(iii), Application on Form U-1, File No. 70-8369.

  B-171 Amended and Restated Limited Partnership Agreement of Brooklyn Energy Limited Partnership, dated as of March 11, 1994 - filed pursuant to request for confidential treatment - incorporated by reference to Exhibit B-108 to GPU's Annual Report on Form U5S for the year 1994, File No. 30-126.

  B-172 Agreement of Limited Partnership of FPB Cogeneration Partners Limited Partnership, dated as of December 30, 1988 - incorporated by reference to Exhibit B-7(a), Application Form U-1, File No. 70-8369.

  Exhibits

         GPU International Group

  B-173 Agreement of Limited Partnership of Lake Cogen, Ltd., dated as of July 24, 1992 - incorporated by reference to Exhibit B-3(a), Application on Form U-1, File No. 70-8369.

  B-174 First Amendment to Limited Partnership Agreement of Lake Cogen, Ltd., dated as of June 13, 1994 - incorporated by reference to Exhibit B-3(a), Certificate Pursuant to Rule 24, File No. 70-8369.

  B-175 Agreement of Limited Partnership of Lake Investment, L.P., dated as of July 23, 1992 - incorporated by reference to Exhibit B-112 to GPU's Annual Report on Form U5S for the year 1994, File No. 30-126.

  B-176 Amended and Restated Limited Partnership Agreement of Onondaga Cogeneration Limited Partnership, dated as of June 10, 1992 - incorporated by reference to Exhibit A-1(a), Certificate Pursuant to Rule 24, File No. 70-7942.

  B-177 Limited Partnership Agreement of Pasco Cogen, Ltd., as amended through July 15, 1993 - incorporated by reference to Exhibit B-4(a)(i)-(iv), Application on Form U-1, File No. 70-8369.

  B-178 Fourth Amendment to Limited Partnership Agreement of Pasco Cogen, Ltd., dated as of June 13, 1994 - incorporated by reference to Exhibit B-4(a), Certificate Pursuant to Rule 24, File No. 70-8369.

  B-179 Agreement of Limited Partnership of Dade Investment, L.P., dated as of August 28, 1991 - incorporated by reference to Exhibit B-116 to GPU's Annual Report on Form U5S for the year 1994, File No. 30-126.

  B-180 Amended and Restated Limited Partnership Agreement of Prime Energy Limited Partnership, dated as of August 7, 1987 - incorporated by reference to Exhibit A-1, Application on Form U-1, File No. 70-7647.

  B-181 Amendment to By-Laws of Incorporation of Termobarranquilla S.A. (Public Deed No. 1198), dated as of February 24, 1995 - incorporated by reference to Exhibit B-160 to GPU, Inc.'s Annual Report on Form U5S for the year 1995, File No. 30-126.

  B-182 Amendment to By-Laws of Incorporation of Termobarranquilla S.A. (Public Deed No. 6455), dated as of October 4, 1995 - incorporated by reference to Exhibit B-161 to GPU, Inc.'s Annual Report on Form U5S for the year 1995, File No. 30-126.

  B-183 Amendment to By-Laws of Incorporation of Termobarranquilla S.A. (Public Deed No. 2093), dated as of April 6, 1995 - incorporated by reference to Exhibit B-162 to GPU, Inc.'s Annual Report on Form U5S for the year 1995, File No. 30-126.

  Exhibits

         GPU International Group

  B-184 Amendment to By-Laws of Incorporation of Termobarranquilla S.A. (Public Deed No. 5777), dated as of September 5, 1995 - incorporated by reference to Exhibit B-163 to GPU, Inc.'s Annual Report on Form U5S for the year 1995, File No. 30-126.

  B-185 Certificate of Amendment of Articles of Association of EI Cayman, dated as of July 10, 1995 to change the name of the company to EI International - incorporated by reference to Exhibit B-164 to GPU, Inc.'s Annual Report on Form U5S for the year 1995, File No. 30-126.

  B-186 Limited Partnership Agreement of Mid-Georgia Cogen, L.P., dated as of April 15, 1996.

  Exhibits

         GPU, GPUS & GPUN

  C-1 Credit Agreement between GPUS and First National Bank of Chicago, dated as of March 27, 1996 - incorporated by reference to Exhibit B-2, Certificate Pursuant to Rule 24, File No. 70-8793.

  C-2 GPU, Inc. Restricted Stock Plan for Outside Directors dated February 6, 1997.

  C-3 GPU, Inc. 1990 Stock Plan for Employees of GPU, Inc. and Subsidiaries as amended and restated to reflect amendments through February 6, 1997.

  C-4 Performance Units Agreement Under the 1990 Stock Plan for Employees of GPU and Subsidiaries - 1996 Agreement.

  C-5 Incentive Compensation Plan for Elected Officers of GPU Service, Inc., dated as of February 6, 1997.

  C-6 Incentive Compensation Plan for Elected Officers of GPU Nuclear, Inc., dated as of February 6, 1997.

  C-7 Incentive Compensation Plan for Elected Officers of GPU Generation, Inc., dated as of February 6, 1997.

  C-8 Employee Incentive Compensation Plan of GPU Service, Inc., dated as of April 1, 1995 - incorporated by reference to Exhibit C-7 to GPU Inc.'s Annual Report on Form U5S for the year 1995, File No. 30-126.

  C-9 Employee Incentive Compensation Plan of GPU Nuclear Inc., dated as of April 1, 1995 - incorporated by reference to Exhibit C-8 to GPU Inc.'s Annual Report on Form U5S for the year 1995, File No. 30-126.

  C-10 GPU Service, Inc. Supplemental and Excess Benefits Plan, dated as of February 6, 1997.

  C-11 GPU Nuclear, Inc. Supplemental and Excess Benefits Plan, dated as of February 6, 1997.

  C-12 GPU Generation, Inc. Supplemental and Excess Benefits Plan, dated as of February 6, 1997.

  C-13 Deferred Remuneration Plan for Outside Directors of GPU, Inc. dated February 6, 1997.

  C-14 Deferred Remuneration Plan for Outside Directors of GPU Nuclear Inc., dated as of February 6, 1997.

  C-15   Retirement Plan for Outside Directors of GPU, Inc. dated February 6,
         1997.

  C-16   GPU System Companies Deferred Compensation Plan dated February 6,
         1997.

  Exhibits

         GPU, GPUS & GPUN

  C-17 GPU System Companies Master Directors' Benefits Protection Trust dated February 6, 1997.

  C-18 GPU System Companies Master Executives' Benefits Protection Trust dated February 6, 1997.

  C-19 Senior Executive Life Insurance Program, dated as of May 3, 1989 - incorporated by reference to description contained on pages 13-14 of GPU's 1992 definitive proxy statement, File No. 1-6047.

  C-20 Supplemental Extraordinary Medical Expense Plan for Certain GPU System Officers, as amended through February 28, 1992 - incorporated by reference to Exhibit 10-M to GPU's Annual Report on Form 10-K for the year 1992, File No. 1-6047.


         JCP&L

         Instruments Defining the Rights of Security Holders, Including
         Indentures

  C-21 Indenture, dated as of March 1, 1946, with United States Trust Company of New York, Successor Trustee, - incorporated by reference to JCP&L's Instruments of Indebtedness No. 1 filed as part of Amendment No. 1 to GPU's Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

  C-22 First Supplemental Indenture, dated as of December 1, 1948 - incorporated by reference to JCP&L's Instruments of Indebtedness No. 2 filed as part of Amendment No. 1 to GPU's Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

  C-23 Second Supplemental Indenture, dated as of April 1, 1953 - incorporated by reference to JCP&L's Instruments of Indebtedness No. 3 filed as part of Amendment No. 1 to GPU's Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

  C-24 Third Supplemental Indenture, dated as of June 1, 1954 - incorporated by reference to JCP&L's Instruments of Indebtedness No. 4 filed as part of Amendment No. 1 to GPU's Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

  C-25 Fourth Supplemental Indenture, dated as of May 1, 1955 - incorporated by reference to JCP&L's Instruments of Indebtedness No. 5 filed as part of Amendment No. 1 to GPU's Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

  C-26 Fifth Supplemental Indenture, dated as of August 1, 1956 - incorporated by reference to JCP&L's Instruments of Indebtedness No. 6 filed as part of Amendment No. 1 to GPU's Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

  Exhibits

         JCP&L

  C-27 Sixth Supplemental Indenture, dated as of July 1, 1957 - incorporated by reference to JCP&L's Instruments of Indebtedness No. 7 filed as part of Amendment No. 1 to GPU's Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

  C-28 Seventh Supplemental Indenture, dated as of July 1, 1959 - incorporated by reference to JCP&L's Instruments of Indebtedness No. 9 filed as part of Amendment No. 1 to GPU's Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

  C-29 Eighth Supplemental Indenture, dated as of June 1, 1960 - incorporated by reference to JCP&L's Instruments of Indebtedness No. 10 filed as part of Amendment No. 1 to GPU's Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

  C-30 Ninth Supplemental Indenture, dated as of November 1, 1962 - incorporated by reference to Exhibit 2-C, Registration No. 2-20732.

  C-31 Tenth Supplemental Indenture, dated as of October 1, 1963 - incorporated by reference to Exhibit 2-C, Registration No. 2-21645.

  C-32 Eleventh Supplemental Indenture, dated as of October 1, 1964 - incorporated by reference to Exhibit 5-A-3, Registration No. 2-59785.

  C-33 Twelfth Supplemental Indenture, dated as of November 1, 1965 - incorporated by reference to Exhibit 5-A-4, Registration No. 2-59785.

  C-34 Thirteenth Supplemental Indenture, dated as of August 1, 1966 - incorporated by reference to Exhibit 4-C, Registration No. 2-25124.

  C-35 Fourteenth Supplemental Indenture, dated as of September 1, 1967 - incorporated by reference to Exhibit 5-A-6, Registration No. 2-59785.

  C-36 Fifteenth Supplemental Indenture, dated as of October 1, 1968 - incorporated by reference to Exhibit 5-A-7, Registration No. 2-59785.

  C-37 Sixteenth Supplemental Indenture, dated as of October 1, 1969 - incorporated by reference to Exhibit 5-A-8, Registration No. 2-59785.

  C-38 Seventeenth Supplemental Indenture, dated as of June 1, 1970 - incorporated by reference to Exhibit 5-A-9, Registration No. 2-59785.

  C-39 Eighteenth Supplemental Indenture, dated as of December 1, 1970 - incorporated by reference to Exhibit 5-A-10, Registration No. 2-59785.

  C-40 Nineteenth Supplemental Indenture, dated as of February 1, 1971 - incorporated by reference to Exhibit 5-A-11, Registration No. 2-59785.

  Exhibits

         JCP&L

  C-41 Twentieth Supplemental Indenture, dated as of November 1, 1971 - incorporated by reference to Exhibit 5-A-12, Registration No. 2-59875.

  C-42 Twenty-first Supplemental Indenture, dated as of August 1, 1972 - incorporated by reference to Exhibit 5-A-13, Registration No. 2-59785.

  C-43 Twenty-second Supplemental Indenture, dated as of August 1, 1973 - incorporated by reference to Exhibit 5-A-14, Registration No. 2-59785.

  C-44 Twenty-third Supplemental Indenture, dated as of October 1, 1973 - incorporated by reference to Exhibit 5-A-15, Registration No. 2-59785.

  C-45 Twenty-fourth Supplemental Indenture, dated as of December 1, 1973 - incorporated by reference to Exhibit 5-A-16, Registration No. 2-59785.

  C-46 Twenty-fifth Supplemental Indenture, dated as of November 1, 1974 - incorporated by reference to Exhibit 5-A-17, Registration No. 2-59785.

  C-47 Twenty-sixth Supplemental Indenture, dated as of March 1, 1975 - incorporated by reference to Exhibit 5-A-18, Registration No. 2-59785.

  C-48 Twenty-seventh Supplemental Indenture, dated as of July 1, 1975 - incorporated by reference to Exhibit 5-A-19, Registration No. 2-59785.

  C-49 Twenty-eighth Supplemental Indenture, dated as of October 1, 1975 - incorporated by reference to Exhibit 5-A-20, Registration No. 2-59785.

  C-50 Twenty-ninth Supplemental Indenture, dated as of February 1, 1976 - incorporated by reference to Exhibit 5-A-21, Registration No. 2-59785.

  C-51 Supplemental Indenture No. 29A, dated as of May 31, 1976 - incorporated by reference to Exhibit 5-A-22, Registration No. 2-59785.

  C-52 Thirtieth Supplemental Indenture, dated as of June 1, 1976 - incorporated by reference to Exhibit 5-A-23, Registration No. 2-59785.

  C-53 Thirty-first Supplemental Indenture, dated as of May 1, 1977 - incorporated by reference to Exhibit 5-A-24, Registration No. 2-59785.

  Exhibits

         JCP&L

  C-54 Thirty-second Supplemental Indenture, dated as of January 20, 1978 - incorporated by reference to Exhibit 5-A-25, Registration No. 2-60438.

  C-55 Thirty-third Supplemental Indenture, dated as of January 1, 1979 - incorporated by reference to Exhibit A-20(b), Certificate Pursuant to Rule 24, File No. 70-6242.

  C-56 Thirty-fourth Supplemental Indenture, dated as of June l, 1979 - incorporated by reference to Exhibit A-28, Certificate Pursuant to Rule 24, File No. 70-6290.

  C-57 Thirty-sixth Supplemental Indenture, dated as of October 1, 1979 - incorporated by reference to Exhibit A-30, Certificate Pursuant to Rule 24, File No. 70-6354.

  C-58   Thirty-seventh Supplemental Indenture, dated as of September 1, 1984
         - incorporated by reference to Exhibit A-1(cc), Certificate Pursuant to Rule 24, File No. 70-7001.

  C-59 Thirty-eighth Supplemental Indenture, dated as of July 1, 1985 - incorporated by reference to Exhibit A-1(dd), Certificate Pursuant to Rule 24, File No. 70-7109.

  C-60 Thirty-ninth Supplemental Indenture, dated as of April 1, 1988 - incorporated by reference to Exhibit A-1(a), Certificate Pursuant to Rule 24, File No. 70-7263.

  C-61 Fortieth Supplemental Indenture, dated as of June 14, 1988 - incorporated by reference to Exhibit A-1(ff), Certificate Pursuant to Rule 24, File No. 70-7603.

  C-62 Forty-first Supplemental Indenture, dated as of April 1, 1989 - incorporated by reference to Exhibit A-1(gg), Certificate Pursuant to Rule 24, File No. 70-7603.

  C-63 Forty-second Supplemental Indenture, dated as of July 1, 1989 - incorporated by reference to Exhibit A-1(hh), Certificate Pursuant to Rule 24, File No. 70-7603.C-39

  C-64 Forty-third Supplemental Indenture, dated as of March 1, 1991 - incorporated by reference to Exhibit 4-A-35, Registration
         No. 33-45314.

  C-65 Forty-fourth Supplemental Indenture, dated as of March 1, 1992 - incorporated by reference to Exhibit 4-A-36, Registration No. 33-49405.

  C-66 Forty-fifth Supplemental Indenture, dated as of October 1, 1992 - incorporated by reference to Exhibit 4-A-37, Registration No. 33-49405.

  Exhibits

         JCP&L

  C-67 Forty-sixth Supplemental Indenture, dated as of April 1, 1993 - incorporated by reference to Exhibit C-15 to GPU's Annual Report on Form U5S for the year 1992, File No. 30-126.

  C-68 Forty-seventh Supplemental Indenture, dated as of April 10, 1993 - incorporated by reference to Exhibit C-16 to GPU's Annual Report on Form U5S for the year 1992, File No. 30-126.

  C-69 Forty-eighth Supplemental Indenture, dated as of April 15, 1993 - incorporated by reference to Exhibit C-17 to GPU's Annual Report on Form U5S for the year 1992, File No. 30-126.

  C-70 Forty-ninth Supplemental Indenture, dated as of October 1, 1993 - incorporated by reference to Exhibit C-18 to GPU's Annual Report on Form U5S for the year 1993, File No. 30-126.

  C-71 Fiftieth Supplemental Indenture, dated as of August 1, 1994 - incorporated by reference to Exhibit C-19 of GPU's Annual Report on Form U5S for the year 1994, File No. 30-126.

  C-72 Fifty-first Supplemental Indenture of JCP&L, dated August 15, 1996 - incorporated by reference to Exhibit 4-A-43 of GPU, Inc.'s Annual Report on Form 10-K for 1996, File No. 1-6047.

  C-73 Subordinated Debenture Indenture, dated as of May 1, 1995 - incorporated by reference to Exhibit A-8(a), Certificate Pursuant to Rule 24, File No. 70-8495.

         Other

  C-74 Incentive Compensation Plan for Elected Officers of JCP&L dated February 6, 1997.

  C-75 Employee Incentive Compensation Plan of JCP&L, dated as of April 1, 1995 - incorporated by reference to Exhibit 10-D to GPU's Annual Report on Form 10-K for the year 1995, File No. 1-6047.

  C-76   JCP&L Supplemental and Excess Benefits Plan dated February 6, 1997.

  C-77 Deferred Remuneration Plan for Outside Directors of JCP&L dated February 6, 1997.

  C-78 Amended and Restated Nuclear Material Lease Agreement, dated as of November 17, 1995, between Oyster Creek Fuel Corp. and JCP&L - incorporated by reference to Exhibit B-2(a)(i), Certificate Pursuant to Rule 24, File No. 70-7862.

  C-79 Amended and Restated Nuclear Material Lease Agreement, dated as of November 17, 1995, between TMI-1 Fuel Corp. and JCP&L - incorporated by reference to Exhibit B-2(a)(ii), Certificate Pursuant to Rule 24, File No. 70-7862.

  Exhibits

         JCP&L

  C-80 Letter Agreement, dated as of November 17, 1995, from JCP&L relating to Oyster Creek Nuclear Material Lease Agreement - incorporated by reference to Exhibit B-2(b)(i), Certificate Pursuant to Rule 24, File No. 70-7862.

  C-81 Letter Agreement, dated as of November 17, 1995, from JCP&L relating to JCP&L TMI-1 Nuclear Material Lease Agreement - incorporated by reference to Exhibit B-2(b)(ii), Certificate Pursuant to Rule 24, File No. 70-7862.

  C-82 Amended and Restated Trust Agreement, dated as of November 17, 1995, between United States Trust Company of New York, as Owner Trustee, Lord Fuel Corp., as Trustor and Beneficiary, and JCP&L and its affiliates - incorporated by reference to Exhibit B-3(i), Certificate Pursuant to Rule 24, File No. 70-7862.


         Met-Ed

         Instruments Defining the Rights of Security Holders, Including
         Indentures

  C-83 Indenture, dated as of November 1, 1944, with United States Trust Company of New York, Successor Trustee, - incorporated by reference to Met-Ed's Instruments of Indebtedness No. 1 filed as part of Amendment No. l to GPU's Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

  C-84 Supplemental Indenture, dated as of February 1, 1947 - incorporated by reference to Met-Ed's Instruments of Indebtedness No. 2 filed as part of Amendment No. 1 to GPU's Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

  C-85 Supplemental Indenture, dated as of May 20, 1947 - incorporated by reference to Met-Ed's Instruments of Indebtedness No. 3 filed as part of Amendment No. 1 to GPU's Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

  C-86 Supplemental Indenture, dated as of September 1, 1947 - incorporated by reference to Met-Ed's Instruments of Indebtedness No. 4 filed as part of Amendment No. 1 to GPU's Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

  C-87 Supplemental Indenture, dated as of September 1, 1948 - incorporated by reference to Met-Ed's Instruments of Indebtedness No. 5 filed as part of Amendment No. 1 to GPU's Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

  C-88 Supplemental Indenture, dated as of October 4, 1949 - incorporated by reference to Met-Ed's Instruments of Indebtedness No. 6 filed as part of Amendment No. 1 to GPU's Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

  Exhibits

         Met-Ed

  C-89 Supplemental Indenture, dated as of February 1, 1950 - incorporated by reference to Met-Ed's Instruments of Indebtedness No. 7 filed as part of Amendment No. 1 to GPU's Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

  C-90 Supplemental Indenture, dated as of July 19, 1950 - incorporated by reference to Met-Ed's Instruments of Indebtedness No. 8 filed as part of Amendment No. 1 to GPU's Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

  C-91 Supplemental Indenture, dated as of December 1, 1950 - incorporated by reference to Met-Ed's Instruments of Indebtedness No. 9 filed as part of Amendment No. 1 to GPU's Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

  C-92 Supplemental Indenture, dated as of March 1, 1952 - incorporated by reference to Met-Ed's Instruments of Indebtedness No. 10 filed as part of Amendment No. 1 to GPU's Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

  C-93 Supplemental Indenture, dated as of May 1, 1953 - incorporated by reference to Met-Ed's Instruments of Indebtedness No. 11 filed as part of Amendment No. 1 to GPU's Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

  C-94 Supplemental Indenture, dated as of July 1, 1954 - incorporated by reference to Met-Ed's Instruments of Indebtedness No. 12 filed as part of Amendment No. 1 to GPU's Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

  C-95 Supplemental Indenture, dated as of October 1, 1954 - incorporated by reference to Met-Ed's Instruments of Indebtedness No. 13 filed as part of Amendment No. 1 to GPU's Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

  C-96 Supplemental Indenture, dated as of June 1, 1957 - incorporated by reference to Met-Ed's Instruments of Indebtedness No. 14 filed as part of Amendment No. 1 to GPU's Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

  C-97 Supplemental Indenture, dated as of May 1, 1960 - incorporated by reference to Met-Ed's Instruments of Indebtedness No. 16 filed as part of Amendment No. 1 to GPU's Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

  C-98 Supplemental Indenture, dated as of December 1, 1962 - incorporated by reference to Exhibit 2-E(1), Registration No. 2-59678.

  C-99 Supplemental Indenture, dated as of March 20, 1964 - incorporated by reference to Exhibit 2-E(2), Registration No. 2-59678.

  C-100 Supplemental Indenture, dated as of July 1, 1965 - incorporated by reference to Exhibit 2-E(3), Registration No. 2-59678.

  Exhibits

         Met-Ed

  C-101 Supplemental Indenture, dated as of June 1, 1966 - incorporated by reference to Exhibit 2-B-4, Registration No. 2-24883.

  C-102 Supplemental Indenture, dated as of March 22, 1968 - incorporated by reference to Exhibit 4-C-5, Registration No. 2-29644.

  C-103 Supplemental Indenture, dated as of September 1, 1968 - incorporated by reference to Exhibit 2-E(6), Registration No. 2-59678.

  C-104 Supplemental Indenture, dated as of August 1, 1969 - incorporated by reference to Exhibit 2-E(7), Registration No. 2-59678.

  C-105 Supplemental Indenture, dated as of November 1, 1971 - incorporated by reference to Exhibit 2-E(8), Registration No. 2-59678.

  C-106 Supplemental Indenture, dated as of May 1, 1972 - incorporated by reference to Exhibit 2-E(9), Registration No. 2-59678.

  C-107 Supplemental Indenture, dated as of December 1, 1973 - incorporated by reference to Exhibit 2-E(10), Registration No. 2-59678.

  C-108 Supplemental Indenture, dated as of October 30, 1974 - incorporated by reference to Exhibit 2-E(11), Registration No. 2-59678.

  C-109 Supplemental Indenture, dated as of October 31, 1974 - incorporated by reference to Exhibit 2-E(12), Registration No. 2-59678.

  C-110 Supplemental Indenture, dated as of March 20, 1975 - incorporated by reference to Exhibit 2-E(13), Registration No. 2-59678.

  C-111 Supplemental Indenture, dated as of September 25, 1975 - incorporated by reference to Exhibit 2-E(15), Registration No. 2-59678.

  C-112 Supplemental Indenture, dated as of January 12, 1976 - incorporated by reference to Exhibit 2-E(16), Registration No. 2-59678.

  C-113 Supplemental Indenture, dated as of March 1, 1976 - incorporated by reference to Exhibit 2-E(17), Registration No. 2-59678.

  C-114 Supplemental Indenture, dated as of September 28, 1977 - incorporated by reference to Exhibit 2-E(18), Registration No. 2-62212.

  C-115 Supplemental Indenture, dated as of January 1, 1978 - incorporated by reference to Exhibit 2-E(19), Registration No. 2-62212.

  C-116 Supplemental Indenture, dated as of September 1, 1978 - incorporated by reference to Exhibit 4-A(19), Registration No. 33-48937.

  C-117 Supplemental Indenture, dated as of June 1, 1979 - incorporated by reference to Exhibit 4-A(20), Registration No. 33-48937.

  C-118 Supplemental Indenture, dated as of January l, 1980 - incorporated by reference to Exhibit 4-A(21), Registration No. 33-48937.

  Exhibits

         Met-Ed

  C-119 Supplemental Indenture, dated as of September 1, 1981 - incorporated by reference to Exhibit 4-A(22), Registration No. 33-48937.

  C-120 Supplemental Indenture, dated as of September 10, 1981 - incorporated by reference to Exhibit 4-A(23), Registration No. 33-48937.

  C-121 Supplemental Indenture, dated as of December 1, 1982 - incorporated by reference to Exhibit 4-A(24), Registration No. 33-48937.

  C-122 Supplemental Indenture, dated as of September 1, 1983 - incorporated by reference to Exhibit 4-A(25), Registration No. 33-48937.

  C-123 Supplemental Indenture dated as of September 1, 1984 - incorporated by reference to Exhibit 4-A(26), Registration No. 33-48937.

  C-124 Supplemental Indenture, dated as of March 1, 1985 - incorporated by reference to Exhibit 4-A(27), Registration No. 33-48937.

  C-125 Supplemental Indenture, dated as of September l, 1985 - incorporated by reference to Exhibit 4-A(28), Registration No. 33-48937.

  C-126 Supplemental Indenture, dated as of June 1, 1988 - incorporated by reference to Exhibit 4-A(29), Registration No. 33-48937.

  C-127 Supplemental Indenture, dated as of April 1, 1990 - incorporated by reference to Exhibit 4-A(30), Registration No. 33-48937.

  C-128 Amendment, dated as of May 22, 1995, to Supplemental Indenture (dated April 1, 1990) - incorporated by reference to Exhibit 4-A(31), Registration No. 33-48937.

  C-129 Supplemental Indenture, dated as of September 1, 1992 - incorporated by reference to Exhibit 4-A(32)(a), Registration No. 33-48937.

  C-130 Supplemental Indenture, dated as of December 1, 1993 - incorporated by reference to Exhibit C-58 to GPU's Annual Report on Form U5S for the year 1993, File No. 30-126.

  C-131 Supplemental Indenture, dated as of July 15, 1995 - incorporated by reference to Exhibit 4-B-35 to GPU's Annual Report on Form 10-K for the year 1995, File No. 1-6047.

  C-132 Subordinated Debenture Indenture, dated as of August 1, 1994 - incorporated by reference to Exhibit A-8(a), Certificate Pursuant to Rule 24, File No. 70-8401.

  C-133 Supplemental Indenture of Met-Ed dated August 15, 1996 - incorporated by reference to Exhibit 4-B-35 to GPU, Inc.'s Annual Report on Form 10-K for 1996, File No. 1-6047.

  Exhibits

         Met-Ed

         Other

  C-134 Incentive Compensation Plan for Elected Officers of Met-Ed dated February 6, 1997.

  C-135 Employee Incentive Compensation Plan of Met-Ed, dated as of April 1, 1995 - incorporated by reference to Exhibit 10-E to GPU's Annual Report on Form 10-K for the year 1995, File No. 1-6047.

  C-136  Met-Ed Supplemental and Excess Benefits Plan dated February 6, 1997.

  C-137 Amended and Restated Nuclear Material Lease Agreement, dated as of November 17, 1995, between TMI-1 Fuel Corp. and Met-Ed - incorporated by reference to Exhibit B-2(a)(iii), Certificate Pursuant to Rule 24, File No. 70-7862.

  C-138 Letter Agreement, dated as of November 17, 1995, from Met-Ed relating to Met-Ed TMI-1 Nuclear Material Lease Agreement - incorporated by reference to Exhibit B-2(b)(i), Certificate Pursuant to Rule 24, File No. 70-7862.

  C-139 Amended and Restated Trust Agreement, dated as of November 17, 1995, between United States Trust Company of New York, as Owner Trustee, Lord Fuel Corp., as Trustor and Beneficiary, and Met-Ed and its affiliates - incorporated by reference to Exhibit B-3(i), Certificate Pursuant to Rule 24, File No. 70-7862.

         Penelec

         Instruments Defining the Rights of Security Holders, Including
         Indentures

  C-140 Mortgage and Deed of Trust, dated as of January 1, 1942, with United States Trust Company of New York, Successor Trustee, - incorporated by reference to Penelec's Instruments of Indebtedness No. 1 filed as part of Amendment No. 1 to GPU's Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

  C-141 Supplemental Indenture, dated as of March 7, 1942 - incorporated by reference to Penelec's Instruments of Indebtedness No. 2 filed as part of Amendment No. 1 to GPU's Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

  C-142 Supplemental Indenture, dated as of April 28, 1943 - incorporated by reference to Penelec's Instruments of Indebtedness No. 3 filed as part of Amendment No. 1 to GPU's Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

  C-143 Supplemental Indenture, dated as of August 20, 1943 - incorporated by reference to Penelec's Instruments of Indebtedness No. 4 filed as part of Amendment No. 1 to GPU's Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

  Exhibits

         Penelec

  C-144 Supplemental Indenture, dated as of August 30, 1943 - incorporated by reference to Penelec's Instruments of Indebtedness No. 5 filed as part of Amendment No. 1 to GPU's Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

  C-145 Supplemental Indenture, dated as of August 31, 1943 - incorporated by reference to Penelec's Instruments of Indebtedness No. 6 filed as part of Amendment No. 1 to GPU's Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

  C-146 Supplemental Indenture, dated as of April 26, 1944 - incorporated by reference to Penelec's Instruments of Indebtedness No. 7 filed as part of Amendment No. 1 to GPU's Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

  C-147 Supplemental Indenture, dated as of April 19, 1945 - incorporated by reference to Penelec's Instruments of Indebtedness No. 8 filed as part of Amendment No. 1 to GPU's Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

  C-148 Supplemental Indenture, dated as of October 25, 1945 - incorporated by reference to Penelec's Instruments of Indebtedness No. 9 filed as part of Amendment No. 1 to GPU's Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

  C-149 Supplemental Indenture, dated as of June 1, 1946 - incorporated by reference to Penelec's Instruments of Indebtedness No. 10 filed as part of Amendment No. 1 to GPU's Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

  C-150 Supplemental Indenture, dated as of November 1, 1949 - incorporated by reference to Penelec's Instruments of Indebtedness No. 11 filed as part of Amendment No. 1 to GPU's Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

  C-151 Supplemental Indenture, dated as of October 1, 1951 - incorporated by reference to Penelec's Instruments of Indebtedness No. 12 filed as part of Amendment No. 1 to GPU's Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

  C-152 Supplemental Indenture, dated as of August 1, 1952 - incorporated by reference to Penelec's Instruments of Indebtedness No. 13 filed as part of Amendment No. 1 to GPU's Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

  C-153 Supplemental Indenture, dated as of June 1, 1953 - incorporated by reference to Penelec's Instruments of Indebtedness No. 14 filed as part of Amendment No. 1 to GPU's Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

  Exhibits

         Penelec

  C-154 Supplemental Indenture, dated as of March 1, 1954 - incorporated by reference to Penelec's Instruments of Indebtedness No. 15 filed as part of Amendment No. 1 to GPU's Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

  C-155 Supplemental Indenture, dated as of April 30, 1956 - incorporated by reference to Penelec's Instruments of Indebtedness No. 16 filed as part of Amendment No. 1 to GPU's Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

  C-156 Supplemental Indenture, dated as of May 1, 1956 - incorporated by reference to Penelec's Instruments of Indebtedness No. 17 filed as part of Amendment No. 1 to GPU's Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

  C-157 Supplemental Indenture, dated as of March 1, 1958 - incorporated by reference to Penelec's Instruments of Indebtedness No. 18 filed as part of Amendment No. 1 to GPU's Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

  C-158 Supplemental Indenture, dated as of August 1, 1959 - incorporated by reference to Penelec's Instruments of Indebtedness No. 19 filed as part of Amendment No. 1 to GPU's Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

  C-159 Supplemental Indenture, dated as of May 1, 1960 - incorporated by reference to Penelec's Instruments of Indebtedness No. 20 filed as part of Amendment No. 1 to GPU's Annual Report on Form U5S for the year 1959, File Nos. 30-126 and 1-3292.

  C-160 Supplemental Indenture, dated as of May 1, 1961 - incorporated by reference to Exhibit 2-D(1), Registration No. 2-61502.

  C-161 Supplemental Indenture, dated as of October 1, 1964 - incorporated by reference to Exhibit 2-D(2), Registration No. 2-61502.

  C-162 Supplemental Indenture, dated as of November 1, 1966 - incorporated by reference to Exhibit 2-D(3), Registration No. 2-61502.

  C-163 Supplemental Indenture, dated as of June 1, 1967 - incorporated by reference to Exhibit 2-D(4), Registration No. 2-61502.

  C-164 Supplemental Indenture, dated as of August 1, 1968 - incorporated by reference to Exhibit 2-D(5), Registration No. 2-61502.

  C-165 Supplemental Indenture, dated as of May 1, 1969 - incorporated by reference to Exhibit 2-D(6), Registration No. 2-61502.

  C-166 Supplemental Indenture, dated as of April 1, 1970 - incorporated by reference to Exhibit 2-D(7), Registration No. 2-61502.

  C-167 Supplemental Indenture, dated as of December 1, 1971 - incorporated by reference to Exhibit 2-D(8), Registration No. 2-61502.

  Exhibits

         Penelec

  C-168 Supplemental Indenture, dated as of July 1, 1973 - incorporated by reference to Exhibit 2-D(9), Registration No. 2-61502.

  C-169 Supplemental Indenture, dated as of June 1, 1974 - incorporated by reference to Exhibit 2-D(10), Registration No. 2-61502.

  C-170 Supplemental Indenture, dated as of December 1, 1974 - incorporated by reference to Exhibit 2-D(11), Registration No. 2-61502.

  C-171 Supplemental Indenture, dated as of August 1, 1975 - incorporated by reference to Exhibit 2-D(12), Registration No. 2-61502.

  C-172 Supplemental Indenture, dated as of December 1, 1975 - incorporated by reference to Exhibit 2-D(13), Registration No. 2-61502.

  C-173 Supplemental Indenture, dated as of April 1, 1976 - incorporated by reference to Exhibit 2-D(14), Registration No. 2-61502.

  C-174 Supplemental Indenture, dated as of June 1, 1976 - incorporated by reference to Exhibit 2-D(15), Registration No. 2-61502.

  C-175 Supplemental Indenture, dated as of July 1, 1976 - incorporated by reference to Exhibit 2-D(16), Registration No. 2-61502.

  C-176 Supplemental Indenture, dated as of November 1, 1976 - incorporated by reference to Exhibit 2-D(17), Registration No. 2-61502.

  C-177 Supplemental Indenture, dated as of November 30, 1977 - incorporated by reference to Exhibit 2-D(18), Registration No. 2-61502.

  C-178 Supplemental Indenture, dated as of December 1, 1977 - incorporated by reference to Exhibit 2-D(19), Registration No. 2-61502.

  C-179 Supplemental Indenture, dated as of June 1, 1978 - incorporated by reference to Exhibit 4-A(2), Registration No. 33-49669.

  C-180 Supplemental Indenture, dated as of June l, 1979 - incorporated by reference to Exhibit 4-A(3), Registration No. 33-49669.

  C-181 Supplemental Indenture, dated as of September 1, 1984 - incorporated by reference to Exhibit 4-A(4), Registration No. 33-49669.

  C-182 Supplemental Indenture, dated as of December 1, 1985 - incorporated by reference to Exhibit 4-A(5), Registration No. 33-49669.

  C-183 Supplemental Indenture, dated as of December 1, 1986, - incorporated by reference to Exhibit 4-A(6), Registration No. 33-49669.

  C-184 Supplemental Indenture, dated as of May 1, 1989 - incorporated by reference to Exhibit 4-A(7), Registration No. 33-49669.

  C-185 Supplemental Indenture, dated as of December 1, 1990 - incorporated by reference to Exhibit 4-A(8), Registration No. 33-45312.

  Exhibits

         Penelec

  C-186 Supplemental Indenture, dated as of March 1, 1992 - incorporated by reference to Exhibit 4-A(9), Registration No. 33-45312.

  C-187 Supplemental Indenture, dated as of June 1, 1993 - incorporated by reference to Exhibit C-73 to GPU's Annual Report on Form U5S for the year 1993, File No. 30-126.

  C-188 Supplemental Indenture, dated as of November 1, 1995 - incorporated by reference to Exhibit 4-C-11 to GPU's Annual Report on Form 10-K for the year 1995, File No. 1-6047.

  C-189 Supplemental Indenture of Penelec dated August 15, 1996 - incorporated by reference to Exhibit 4-C-12 to GPU, Inc.'s Annual Report on Form 10-K for 1996, File No. 1-6047.

  C-190 Subordinated Debenture Indenture, dated as of July 1, 1994 - incorporated by reference to Exhibit A-8(a), Certificate Pursuant to Rule 24, File No. 70-8403.

         Other

  C-191 Incentive Compensation Plan for Elected Officers of Penelec dated February 6, 1997.

  C-192 Employee Incentive Compensation Plan of Penelec, dated as of April 1, 1995 - incorporated by reference to Exhibit 10-F to GPU's Annual Report on Form 10-K for the year 1995, File No. 1-6047.

  C-193  Penelec Supplemental and Excess Benefits Plan dated February 6, 1997.

  C-194 Amended and Restated Nuclear Material Lease Agreement, dated as of November 17, 1995, between TMI-1 Fuel Corp. and Penelec - incorporated by reference to Exhibit B-2(a)(iv), Certificate Pursuant to Rule 24, File No. 70-7862.

  C-195 Letter Agreement, dated as of November 17, 1995, from Penelec relating to Penelec Nuclear Material Lease Agreement - incorporated by reference to Exhibit B-2(b)(i), Certificate Pursuant to Rule 24, File No. 70-7862.

  C-196 Amended and Restated Trust Agreement, dated as of November 17, 1995, between United States Trust Company of New York, as Owner Trustee, Lord Fuel Corp., as Trustor and Beneficiary, and Penelec and its affiliates - incorporated by reference to Exhibit B-3(i), Certificate Pursuant to Rule 24, File No. 70-7862.

         GPU International Group

  C-197 Annual Performance Award (APA) Plan of GPU International, Inc. as amended and restated effective February 6, 1997.

  Exhibits

  D-1 Tax Allocation Agreement as amended through March 31, 1996 - incorporated by reference to Exhibit D-1 to GPU's Annual Report on Form U5S for the year 1995, File No. 30-126.

         Tax Allocation Agreement - Amendments thereto through December 30,
         1996.

  E-1 Venture Disclosures - Licensing of Computer Programs to Nonassociated Companies.

  E-2 Venture Disclosures - Fiber Optic System Lease Agreements with Nonassociated Companies.

  E-3    Venture Disclosures - Services to Non-Affiliated Utilities.

  E-4    GPU International, Inc. Annual Report to the SEC on Form U-13-60 for
         1996.

  E-5 GPU Nuclear, Inc. - Policy for the Purchase of Computers for the Nuclear Science Degree Program - incorporated by reference to Exhibit E-1 to GPU's Annual Report on Form U5S for the year 1989, File No. 30-126.

  E-6 GPU System Accounting Policy regarding Company Credit Card Agreements, dated April 20, 1993 - incorporated by reference to Exhibit E-3 to GPU's Annual Report on Form U5S for the year 1992, File No. 30-126.

  E-7 Fiber Optic Cable Lease Agreement, dated as of December 23, 1992, between GPUS, individually and as agent for JCP&L and Met-Ed, and MCI Telecommunications Corporation - incorporated by reference to Exhibit B, Amendment No. 3 to Application on Form U-1, File No. 70-7850.

  E-8 First Amendment to Fiber Optic Cable Lease Agreement, dated as of September 23, 1994, between GPUS, individually and as agent for JCP&L and Met-Ed, and MCI Telecommunications Corporation - filed pursuant to request for confidential treatment.

  Exhibits

  Schedules Supporting Items of This Report

  F-1 Item 6. Part III - Compensation and other related information for the Officers and Directors of GPU, JCP&L, Met-Ed and Penelec.

  F-2 Consolidating Financial Statements of Jersey Central Power & Light Company for 1996.

         Consolidating Financial Statements of Metropolitan Edison Company for 1996.

         Consolidating Financial Statements of Pennsylvania Electric Company for 1996.

         Consolidating financial statements for OLS Power Limited Partnership (OLS Power), which has three operating nonutility generation projects, have been omitted since as of December 31, 1993, GPU International, Inc. reduced its investment in OLS Power to zero through the recording of equity losses.

  G-1    Financial Data Schedule (for EDGAR filing only).

         GPU, Inc. and Subsidiary Companies

         Jersey Central Power & Light Company and Subsidiary Company

         Metropolitan Edison Company and Subsidiary Companies

         Pennsylvania Electric Company and Subsidiary Companies

  H-1 Organizational chart showing the relationship of GPU International, Inc. to each exempt wholesale generator (EWG) in which it holds an interest.

         Organizational chart showing the relationship of GPU Power, Inc. to each exempt wholesale generator (EWG) in which it holds an interest.

         Organizational chart showing the relationship of GPU Electric, Inc. to each foreign utility company (FUCO) in which it holds an interest.

  Exhibits

  Schedules Supporting Items of This Report

  I-1 Consolidating Financial Statements of GPU International, Inc. for 1996 - filed pursuant to request for confidential treatment.

           Consolidating Financial Statements of GPU Power, Inc. for 1996 - filed pursuant to request for confidential treatment.

           Consolidating Financial Statements of GPU Electric, Inc. for 1996 - filed pursuant to request for confidential treatment.

           Financial Statements of Brooklyn Energy Limited Partnership for 1996
           - filed pursuant to request for confidential treatment.

           Financial Statements of EI Services Canada, Ltd. for 1996 - filed pursuant to request for confidential treatment.

           Financial Statements of Selkirk Cogeneration Partners Limited Partnership for 1996 - incorporated by reference to Selkirk Cogeneration Partners Limited Partnership Annual Report on Form 10-K for the year 1996, File No. 33-83618-01.

           Financial Statements of Termobarranquilla S.A. for 1996 - filed pursuant to request for confidential treatment.

           Financial Statements of Los Amigos Leasing Company, Ltd. for 1996 - filed pursuant to request for confidential treatment.

           Financial Statements of Solaris Power for 1996 - filed pursuant to request for confidential treatment.

           Consoldating Financial Statements of EI UK Holdings, Inc. for 1996 - filed pursuant to request for confidential treatment.

           Schedule XIV - Notes to Financial Statements and Schedule of Account 923 - Outside Services Employed of GPU International, Inc.'s Annual Report to the SEC on Form U-13-60 for 1996 - filed pursuant to request for confidential treatment.

                                     SIGNATURE



    The undersigned system company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.



                                GPU, INC.


  April 29, 1997
                                By /s/ F. A. Donofrio
                                   F. A. Donofrio, Vice President
                                   and Comptroller